FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

October 4, 2005

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes         No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes           No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

1	Report on the Financial Statements for the quarters ended June 30, 2005 and 2004 (Consolidated).

2.	Management's Discussion and Analysis of the Consolidated Financial Statements for the periods ended as of June 30, 2005 and 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4 , 2005

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/s/ Julio Covarrubias F.

	Name:	Julio Covarrubias F.
	Title:	Chief Financial Officer

Item 1

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
 for the six-month periods ended
June 30, 2005 and 2004
(CONSOLIDATED)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONTENTS

Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statement of Income
Consolidated Statement of Cash Flow
Notes to the Consolidated Financial Statements

ThCh$:	Thousands of Chilean pesos
UF:	The Unidad de Fomento, or UF, is an inflation-indexed peso-denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month
ThUS$:	Thousands of US dollars

Report of Independent Auditors
(Translation of a report originally issued in Spanish--See Note 2 (b))

To the Shareholders and Directors of
Compañía de Telecomunicaciones de Chile S.A.:

1.	We have reviewed the accompanying consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries (the “Company”) as of June 30, 2005 and the related consolidated statements of income and cash flow for the six-month period then ended. These interim consolidated financial statements are the responsibility of the Company’s management Compañía de Telecomunicaciones de Chile S.A.. The Company’s interim consolidated financial statements for the six-month period ended June 30, 2004 were reviewed by other auditors, who issued an unqualified opinion on these financial statements in a report dated July 19, 2004. The accompanying Management’s Discussion and Analysis of the Consolidated Financial Statements in not an integral part of these financial statements, and, therefore, this report does not cover this item.

2.	We conducted our review in accordance with generally accepted auditing standards in Chile for a review of interim financial information. A review of interim financial information consists principally of applying analytical procedures to the financial statements and making inquiries of persons responsible for financial and accounting matters. It is substantially more limited in scope than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is the expression of an opinion regarding the consolidated financial statement taken as whole. Accordingly, we do not express such an opinion.

3.	Based on our review of the interim consolidated financial statements as of June 30, 2005, we are not aware of any material modifications that are required for them to be in conformity with accounting principles generally accepted in Chile.

Andrés Marchant V.	ERNST & YOUNG LTDA.

Santiago, Chile, July 21, 2005

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2005 AND 2004
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of June 30, 2005)

A S S E T S	Notes	2005	2004	L I A B I L I T I E S	Notes	2005	2004

		ThCh$	ThCh$			ThCh$	ThCh$

CURRENT ASSETS				CURRENT LIABILITIES
Cash		6,192,384	15,243,977	Short-term obligations with banks
Time deposits	(34)	4,913,123	57,412,478	and financial institutions	(15)	9,275,560	19,706,973
Marketable securities, net	(4)	25,957,603	51,270,262	Short-term portion of long-term debt	(15)	33,596,504	90,844,135
Accounts receivable, net	(5)	170,648,147	212,449,524	Commercial paper	(17 a)	34,060,408	35,197,935
Notes receivable, net	(5)	4,133,040	8,368,984	Current maturities of bonds payable	(17 b)	96,800,851	119,599,625
Other receivables	(5)	25,828,033	15,141,469	Current maturities of other long-term obligations		25,353	463,500
Accounts receivable from related companies	(6 a)	16,787,799	19,013,784	Dividends payable		1,773,149	98,850
Inventories, net		3,369,527	29,051,848	Trade accounts payable	(35)	70,184,299	127,405,234
Recoverable taxes		6,140,293	8,305,083	Notes payable		-	140,217
Prepaid expenses		2,761,566	7,618,390	Other payables	(36)	25,011,617	15,710,585
Deferred taxes	(7 b)	16,203,117	19,062,345	Accounts payable to related companies	(6 b)	30,363,393	25,165,551
Other current assets	(8)	19,707,685	80,888,187	Accruals	(18)	6,222,536	7,280,661
				Withholdings		10,123,895	8,157,922
				Income tax		-	-
				Unearned income		7,818,243	10,235,144
				Other current liabilities		9,088,612	3,134,596

TOTAL CURRENT ASSETS		302,642,317	523,826,331	TOTAL CURRENT LIABILITIES		334,344,420	463,140,928

PROPERTY, PLANT AND EQUIPMENT	(10)			LONG-TERM LIABILITIES
Land		26,602,973	28,630,753	Long-term debt with banks and
Buildings and improvements		191,815,597	192,442,599	financial institutions	(16)	334,304,284	330,542,897
Machinery and equipment		3,146,132,495	3,614,229,626	Bonds payable	(17)	41,212,467	336,585,607
Other property, plant and equipment		249,339,628	346,247,713	Other accounts payable		320,349	3,500,944
Technical revaluation		9,511,642	9,548,728	Accounts payable to related companies	(6 b)	-	22,781,121
Less: Accumulated depreciation		2,304,657,664	2,387,103,817	Accruals	(18)	34,373,012	19,078,009
				Deferred taxes	(7 b)	57,901,985	52,288,659
				Other liabilities		4,648,582	4,441,003

TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,318,744,671	1,803,995,602	TOTAL LONG-TERM LIABILITIES		472,760,679	769,218,240

				MINORITY INTEREST	(20)	1,549,679	1,287,841

OTHER LONG-TERM ASSETS				SHAREHOLDERS' EQUITY	(21)
Investments in related companies	(11)	8,524,881	7,945,150	Paid-in capital		880,977,537	882,725,509
Investments in other companies		3,990	3,990	Price-level restatement of paid-in capital		8,809,775	7,061,803
Goodwill	(12)	18,766,519	157,821,916	Other reserves		(1,134,326)	(600,039)
Other receivables	(5)	17,635,888	36,214,443	Retained earnings		21,364,154	453,675,220
Intangibles	(13)	46,685,155	43,932,578	Retained earnings		-	443,576,433
Less: Accumulated amortization	(13)	8,989,772	6,000,572	Net income		21,364,154	10,098,787
Others	(14)	14,658,269	8,770,064

TOTAL OTHER LONG-TERM ASSETS		97,284,930	248,687,569	TOTAL SHAREHOLDERS' EQUITY		910,017,140	1,342,862,493

TOTAL ASSETS		1,718,671,918	2,576,509,502	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,718,671,918	2,576,509,502

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED JUNE 30, 2005 AND 2004
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of June 30, 2005)

		2005	2004
OPERATING INCOME:		ThCh$	ThCh$

Operating revenues		284,455,306	415,883,906
Less: Operating costs		171,776,191	278,436,249

Gross profit		112,679,115	137,447,657

Less: Administrative and selling expenses		62,840,802	91,265,168

OPERATING INCOME		49,838,313	46,182,489

NON-OPERATING RESULTS:

Interest income		5,208,389	3,700,111
Equity participation in income of equity-method investees	(11)	740,587	182,545
Other non-operating income	(22 a)	1,409,482	8,006,078
Equity participation in losses of equity-method investees	(11)	32,510	96,183
Less: Amortization of goodwill	(12)	765,565	5,881,305
Less: Interest expense and other		15,888,171	23,524,545
Less: Other non-operating expenses	(22 b)	3,740,539	5,881,842
Price-level restatement, net	(23)	(2,774,684)	721,771
Foreign currency translation, net	(24)	2,977,355	2,189,208

NON-OPERATING (LOSS) INCOME, NET		(12,865,656)	(20,584,162)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		36,972,657	25,598,327

Income taxes	(7 c)	(15,624,211)	(15,573,350)

INCOME BEFORE MINORITY INTEREST		21,348,446	10,024,977

Minority interest	(20)	15,708	73,810

NET INCOME		21,364,154	10,098,787

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2005 AND 2004
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of June 30, 2005)

	2005	2004

	ThCh$	ThCh$

NET CASH
FROM OPERATING ACTIVITIES	84,625,007	86,382,849

Net income	21,364,154	10,098,787

Sales of assets :	344	8,337

Loss on sales of property, plant and equipment	344	8,337

Charges ( credits ) to income that do not represent
cash flows :	112,196,495	154,622,127

Depreciation for the period	96,999,714	135,896,119
Amortization of intangibles	2,042,636	1,280,990
Provisions and write offs	11,815,262	14,680,257
Equity participation in income of equity method investees	(740,587)	(182,545)
Equity participation in losses of equity method investees	32,510	96,183
Amortization of goodwill	765,565	5,881,305
Price-level restatement	2,774,684	(721,771)
Foreign currency translation	(2,977,355)	(2,189,208)
Other credits to income that do not represent
cash flows	(23,919)	(608,352)
Other charges to income that do not represent
cash flows	1,507,985	489,149

Changes in operating assets
Increase (decrease)	4,249,083	(37,086,611)

Trade accounts receivable	(24,775,004)	(13,061,025)
Inventories	2,234,109	(14,801,178)
Other assets	26,789,978	(9,224,408)

Changes in operating liabilities
( Increase) decrease	(53,169,361)	(41,185,981)

Accounts payable related to
operating activities	(15,244,731)	(41,202,235)
Interest payable	2,183,281	2,731,587
Income taxes payable (net)	(34,328,132)	7,464,746
Other accounts payable related to non-operating
activities	(1,742,572)	(9,112,907)
V.A.T. and other similar taxes payable	(4,037,207)	(1,067,172)

Minority interest	(15,708)	(73,810)

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2005 AND 2004
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of June 30, 2005)

	2005	2004
	ThCh$	ThCh$
NET CASH (USED IN) PROVIDED BY
FINANCING ACTIVITIES	(187,154,594)	24,342,840

Obligations with the public	34,091,571	35,219,275
Other sources of financing	-	76,608
Dividends paid (less)	(105,913,457)	(3,219,831)
Loans repaid (less)	(10,009,289)	(3,273,849)
Repayment of obligations with the public (less)	(105,323,419)	(4,459,363)

NET CASH USED IN
INVESTING ACTIVITIES	(42,534,398)	(49,697,016)

Sales of property, plant and equipment	151,026	78,676
Sales of permanent investments	-	9,377,049
Acquisition of property, plant and equipment (less)	(30,238,377)	(54,749,133)
Investments in related companies (less)	(47,348)	-
Investments in financial instruments (less)	(4,809,023)	(3,166,141)
Other investing activities (less)	(7,590,676)	(1,237,467)

NET CASH FLOWS FOR THE YEAR	(145,063,985)	61,028,673

EFFECT OF INFLATION ON CASH
AND CASH EQUIVALENTS	(964,481)	(657,504)

NET INCREASE OF CASH
AND CASH EQUIVALENTS	(146,028,466)	60,371,169

CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	158,713,439	34,505,562

CASH AND CASH EQUIVALENTS AT	12,684,973	94,876,731
END OF YEAR

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
__________

1.	Composition of Consolidated Group and Registration with the Securities Registry:

a)	The Company is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance (“SVS”).

b)	Subsidiary companies registered with the Securities Registry:

			Participation
	TAXPAYER	Registration	(direct & indirect)
SUBSIDIARIES	N°	Number	2005	2004
			%	%

Telefónica Mundo S.A.	96,551,670-0	456	99.16	99.16
Globus 120 S.A.	96,887,420-9	694	99.99	99.99
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	863	99.99	99.99

2.	Summary of Significant Accounting Policies:

(a)	Accounting period:

The interim consolidated financial statements correspond to the six-month periods ended June 30, 2005 and 2004.

(b)	Basis of preparation:

These consolidated financial statements (hereinafter the financial statements) have been prepared in accordance with Generally Accepted Accounting Principles in Chile (“Chilean GAAP”) and standards set forth by the Chilean Superintendency of Securities and Insurance (“SVS”). In the event of any discrepancies in these regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). For the convenience of the reader, these financial statements have been translated from Spanish to English.

The Company’s financial statements as of June 30 and December 31 of each year are prepared in order to be reviewed and audited respectively, in accordance with current legal regulations. With respect to the quarterly financial statements as of March and September, the Company voluntarily submits these to an interim financial information review performed in accordance with the regulations established for this type of review, described in generally accepted auditing standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

(c)	Basis of presentation:

The consolidated financial statements for 2004 and their notes have been adjusted for comparison purposes by 2.7% in order to allow comparison with the 2005 financial statements. For comparison purposes, certain reclassifications have been made to the 2004 financial statements.

(d)	Basis of consolidation:

These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant intercompany transactions have been eliminated, and the participation of minority investors has been recognized under Minority Interest (See Note 20).

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

2.	Summary of Significant Accounting Policies, continued:

(d)	Basis of consolidation, continued:

Companies included in consolidation: As of June 30, 2005 the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

		Economic Participation Percentage

TAXPAYER	Company Name
N°			2005		2004
		Direct	Indirect	Total	Total

96.545.500-0	CTC Equipos y Servicios de Telecomunicaciones S.A.	99.99	-	99.99	99.99
96.551.670-0	Telefónica Mundo S.A.	99.16	-	99.16	99.16
96.961.230-5	Telefonica Gestión de Servicios Compartidos Chile S.A.	99.90	0.09	99.99	99.99
96.786.140-5	Telefónica Móvil S.A. (1)	-	-	-	99.99
74.944.200-k	Fundación Telefónica Chile	50.00	-	50.00	50.00
96.887.420-9	Globus 120 S.A.	99.99	-	99.99	99.99
96.971.150-8	Telefónica Asistencia y Seguridad S.A.	99.93	0.06	99.99	99.99
90.430.000-4	Telefónica Empresas CTC Chile S.A.	99.99	-	99.99	99.99
96.834.320-3	Telefónica Internet Empresas S.A.	-	99.99	99.99	99.99
96.811.570-7	Administradora de Telepeajes de Chile S.A.	-	79.99	79.99	79.99
78.703.410-1	Tecnonáutica S.A.	-	99.99	99.99	99.99

1)	On July 23, 2004, Telefónica CTC Chile sold 100% of its participation in Telefónica Móvil de Chile S.A.. This transaction implied a disbursement by Telefónica Móviles S.A. (purchaser) of US$ 1,058 million, which was paid on July 28, 2004. For Telefónica CTC Chile, this transaction implied the recognition of a net of tax gain of US$470 million (historic value, equivalent to M$ 306,575,571) after extraordinary amortization of the balance of goodwill on this investment as of June 2004.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

2.	Summary of Significant Accounting Policies, continued:

(e)	Price-level restatement:

The interim consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Generally Accepted Accounting Principles in Chile, in order to reflect the changes in the purchasing power of the currency during both periods. The accumulated variation in the CPI as of June 30, 2005 and 2004, for initial balances, is 1.0% and 0.8%, respectively.

(f)	Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, and UF (Unidad de Fomento), have been converted to pesos at the exchange rates as of each period end:

YEAR	US$	EURO	BRAZILIAN REAL	UF

2005	579.00	700.80	248.13	17,489.25

2004	636.30	775.88	206.39	17,014.95

Exchange rate differences originating in the application of this Standard, are credited or debited to income for the period.

(g)	Time deposits:

Time deposits are carried at cost, plus adjustments, if applicable and accrued interest up to period end.

(h)	Marketable securities:

Fixed income securities are recorded at their price-level restated acquisition value, plus interest accrued as of each period end using the real rate of interest determined as of the date of purchase, or their market value, whichever is less.

Investments in mutual funds shares are carried at the value of the share at each period end. Investments in shares are shown at their price-level restated value or at their market value, whichever is less.

(i)	Inventories:

Equipment destined for sale is carried at price-level restated acquisition or development cost or at market value, whichever is less.

Inventories with an estimated turnover period of less than twelve months are classified as current assets and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

2.	Summary of Significant Accounting Policies, continued:

(j)	Subsidies on sale of cellular telephones:

Represents the difference between the cost at which Telefónica Móvil de Chile S.A. acquires the cellular equipment from its suppliers and the price at which they are sold to its customers, i.e. the amount of subsidy granted to customers.

The amount of subsidy both for prepaid as well as contract plans, with the exception of accommodation plans, is charged to income at the time the equipment is sold.

(k)	Gratuitous Loan Contracts ( Accommodation Contracts ):

The acquisition cost of these cellular units is capitalized as property, plant and equipment and is depreciated over a term of 24 months from the date the contract is signed. The initial depreciation charge is recorded during the month the contract is signed.

As of June 1, 2002, as a customer retention commercial strategy, the Company implemented a customer loyalty policy, which consists of exchanging equipment that is 18 months old related to accommodation contracts. Based on the above, depreciation provisions have been established for early write-off of equipment.

As of September 2003, the Company began commercializing gratuitous cellular equipment instead of rental cellular equipment. Under the new system, the equipment is delivered for use during an agreed upon period of time, while the Company maintains ownership of the equipment.

(l)	Allowance for doubtful accounts:

Different percentages are applied when calculating the allowance for doubtful accounts, taking into consideration the aging of such accounts, reaching in some cases 100% for debts exceeding 120 days and 180 days in the case of large customers (corporations).

(m)	Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition and/or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and those acquired subsequently are carried at their acquisition value, except for those assets which are carried at the appraisal value recorded as of September 30, 1986, as authorized in Circular No. 550 issued by the Chilean Superintendency of Securities and Insurance. All these values have been price-level restated.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

2.	Summary of Significant Accounting Policies, continued:

	(n)	Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 7.54%.

	(o)	Leased assets:

Leased assets with a purchase option which are under contracts which meet the characteristics of a financial lease, are recorded as “Other Assets”. These assets are not legally owned by the Company; therefore until it exercises the purchase option they cannot be freely disposed of.

	(p)	Intangibles

i) Rights to underwater cable:
Corresponds to the rights acquired by the Company for of use underwater cable to transmit voice and data. This right is amortized over the term of the respective contracts, with a maximum of 25 years.

ii) Software licenses:
Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 4 years.

iii) License for the use of radio-electric space:
Corresponds to the cost incurred in obtaining licenses for the use of broad-band width. They are shown at price-level restated value and are amortized over the concession term (30 years from the date of publication in the Official Gazette of the decrees that formalize the granting of the respective licenses).

	(q)	Investments in related companies:

These investments are accounted for under the equity method which recognizes the investor’s share of income on an accrual basis. For investments abroad, the valuation methodology applied is that defined in Technical Bulletin No. 64. These investments are controlled in dollars, since they are in countries deemed to be unstable and their activities are not an extension of the operations of the Parent Company.

	(r)	Goodwill:

Corresponds to the valuation differences that originate when adjusting the cost of the investments, adopting the Equity Value method or making a new purchase. Goodwill and negative goodwill amortization periods have been determined considering aspects such as the nature and characteristics of the business and the estimated period of return of the investment. Goodwill arising on the acquisition of investments abroad is controlled in United States dollars (same currency in which the investment is controlled) as per Technical Bulletin No. 64 of the Chilean Accountants Association. (See Note 11).

Goodwill impairment has been assessed as required in Circular No. 151, of the Superintendency of Securities and Insurance and Technical Bulletin No. 72 of the Chilean Association of Accountants.

11

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

2.	Summary of Significant Accounting Policies, continued:

	(s)	Transactions with resale agreements:

Purchases of securities under agreement to resell are recorded as fixed rate securities and are classified under Other Current Assets (see note 8).

Purchases of financial instruments with repurchase agreements are recorded in a similar manner to loans obtained with investment guarantees and are classified in Other Current Assets (see Note 8).

	(t)	Obligations with the public:

• Bonds payable are presented in liabilities at the par value of the issued bonds (see note 17b). The difference between the par and placement value, determined on the basis of the designated interest rate for the transaction, is deferred and amortized straight-line over the term of the respective bond (see notes 8 and 14).

• Commercial paper is presented in liabilities at its placement value, plus accrued interest (see note 17a).

Costs directly related to the placement of these obligations are deferred and amortized using the straight-line method over the term of the respective liability.

	(u)	Current and deferred income taxes:

Income tax is recorded on the basis of taxable net income. Recognition of deferred taxes on all temporary differences, usable tax loss carry forwards, and other events that create differences between the tax and accounting base, is recorded following Technical Bulletins No. 60 and its modifications of the Chilean Accountants Association and as established by the Chilean Superintendency of Securities and Insurance in Circular No. 1,466 dated January 27, 2000.

	(v)	Staff severance indemnities:

For employees subject to this benefit, the Company’s staff severance indemnities obligation is provided for by applying the present value the obligation using an annual discount rate of 7%, considering estimations such as future service period of the employee, mortality rate of employees and salary increases determined on the basis of actuarial calculations (see note 19).

Costs for past services of the employees produced by changes in the actuarial bases, are deferred and amortized over average periods of employees’ future service periods.

	(w)	Operating revenues:

The Company’s revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing is performed on cyclical rather than month-end dates, revenue has been accrued for services that have not been invoiced, determined on the basis of the contracts in force. These amounts are recorded under Trade Accounts Receivable.

12

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

2.	Summary of Significant Accounting Policies, continued:

	(x)	Foreign currency future contracts:

The Company has entered into future foreign currency contracts, which represent a hedge against the variation in the exchange rate of its obligations in foreign currency.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Accountants Association.

The rights and obligations acquired are detailed in Note 27, reflecting in the balance sheet only the net right or obligation at period end, classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable. The contract’s implicit premium is deferred and amortized using the straight-line method over the term of the contract.

	(y)	Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into are recorded recognizing the effect of those contracts on the interest rate established in such loans and the rights and obligations acquired there-under are shown under Other Creditors or under Other Current Assets, as applicable (See Note27).

	(z)	Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of four years.

	(aa)	Research and development expenses:

Research and development expenses are charged to income in the period in which they are incurred. Those expenses have not been significant in recent years.

	(ab)	Accumulated adjustment for conversion differences:

The Company recognizes in this equity reserve account the difference from exchange rate fluctuations and the Consumer Price Index (C.P.I.) from restating its investments abroad. These investments are controlled in United States dollars. The balance of this account is credited (charged) to income in the same period in which the gain or loss is recognized.

13

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

2.	Summary of Significant Accounting Policies, continued:

	(ac)		Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows according to Technical Bulletin No. 50 of the Chilean Accountants Association and Circular No. 1,312 of the Chilean Superintendency of Securities and Insurance, the Company defines cash equivalents as mutual funds, securities under agreements to resell and time deposits maturing in less than 90 days.

Cash flows related to the Company’s line of business and all those not defined as from investment or financing activities are included under “Cash Flows from Operating Activities”.

	(ad)		Correspondents:

The Company has current agreements with foreign correspondents, which set the conditions that regulateinternational traffic, charging or paying the same according to net traffic receivable/payable and the rates set in each agreement.

This receivable/payable is recorded on an accrual basis, recognizing the costs and income for the period in which these are incurred, recording the net balances receivable and payable of each correspondent under “Trade Accounts Receivable” or “Accounts Payable” as applicable.

3.	Accounting Changes:

	a)		Accounting changes

During the periods covered in these financial statements, the accounting principles have been consistently applied.

	b)		Change in estimate

As established in Technical Bulletin No. 8 issued by the Chilean Association of Accountants and in light of the new contractual conditions derived from the organizational evolution undergone by the Company, a series of studies were undertaken to modify the calculation base for the staff severance indemnities provision. Initially, in December 2004, this meant recognizing deferred assets of ThCh $ 4,872,939 (historical). Concluding these studies in the year 2005, the Company decided to also include other actuarial estimates in the calculation methodology used for this provision. The additional variables modified were: personnel rotation index, mortality rate and salary increases. As a result of these modifications, the Company recorded deferred assets of ThCh$4,063,535 in the year 2005. Both effects will be amortized over the future service period of the employees with this benefit (see portion to be amortized in the short-term in Note 8d and in the long-term in Note 14b).

	c)		Change of reporting entity:

		i)	Sale of Telefónica Móvil de Chile S.A.

As a result of the sale of the shares the Company held in the subsidiary Telefónica Móvil de Chile S.A., Telefónica CTC Chile deconsolidated that company from its financial statements as of July 1, 2004.

14

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

3.	Accounting Changes, continued:

	c)	Change of reporting entity, continued:

As of June 30, 2004 this investment was consolidated. The balance sheet of Telefónica Móvil de Chile S.A. at that date was as follows:

Assets	2004 ThCh$	Liabilities and Shareholders’ Equity	2004 ThCh$

Current Assets	98,999,586	Current Liabilities	128,224,167
Property, Plant And Equipment	343,070,807	Long-Term Liabilities	119,388,977
Other Long-Term Assets	15,238,730	Shareholders' Equity	209,695,979

Total Assets	457,309,123	Total Liabilities And Shareholders' Equity	457,309,123

In order to make a comparative analysis of the figures, the consolidated statements of income are presented, assuming for both periods that the investment in Telefónica Móvil de Chile S.A. was recorded at Equity Value only.

	Jan-Jun 2005 ThCh$	Jan-Jun 2004 ThCh$	Variation
			ThCh$	%

Operating revenues	284,455,306	288,202,059	(3,746,753)	-1.3%
Operating costs	(234,616,993)	(237,838,325)	3,221,332	-1.4%
Salaries and employee benefits	(38,428,608)	(38,562,374)	133,766	-0.3%
Depreciation	(96,653,177)	(97,751,902)	1,098,725	-1.1%
Goods and services	(99,535,208)	(101,524,049)	1,988,841	-2.0%

OPERATING RESULTS	49,838,313	50,363,734	(525,421)	-1.0%

Interest income	5,208,389	8,623,152	(3,414,763)	-39.6%
Equity in earnings of equity-method investees (1)	708,077	(8,107,633)	8,815,710	C.S.
Amortization of goodwill	(765,565)	(5,881,305)	5,115,740	-87.0%
Interest expense	(15,888,171)	(23,051,231)	7,163,060	-31.1%
Other non-operating expenses	(2,331,057)	1,965,412	(4,296,469)	C.S.
Price-level restatement	202,671	3,061,874	(2,859,203)	-93.4%

NON-OPERATING RESULTS	(12,865,656)	(23,389,731)	10,524,075	-45.0%

INCOME BEFORE INCOME TAXES AND
MINORITY INTEREST	36,972,657	26,974,003	9,998,654	37.1%

Income taxes	(15,624,211)	(16,949,026)	1,324,815	-7.8%
Minority interest	15,708	73,810	(58,102)	-78.7%

NET INCOME	21,364,154	10,098,787	11,265,367	111.6%

(1) For 2004, includes income from Telefónica Móvil de Chile S.A. and as of June a loss of ThCh $8,193,996 using the equity method.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

4.	Marketable Securities:

The balance of marketable securities is as follows:

	2005 ThCh$	2004 ThCh$

Shares (a)	-	705,189
Publicly offered promissory notes	25,957,603	50,121,223
Mutual fund shares	-	443,850

Total Marketable Securities	25,957,603	51,270,262

Publicly offered promissory notes (Fixed Income)

Instrument	Date		Par Value ThCh$	Book Value		Market Value ThCh$	Provision ThCh$

	Purchase	Maturity		Amount ThCh$	Rate %

Zero-051201	Dec-2002	Dec-2005	7,044,034	7,733,648	3.90	7,753,883	-
Zero-051001	Dec-2002	Oct-2005	3,394,469	3,718,534	3.80	3,728,468	-
Zero-051101	Dec-2002	Nov-2005	1,647,956	1,807,354	3.85	1,812,036	-

	Sub-Totals		12,086,459	13,259,536		13,294,387	-
BCD-501005	Sep-2004	Oct-2005	2,895,000	2,939,607	5.00	2,939,607	14,168
BCD-501005	Nov-2004	Oct-2005	1,447,500	1,469,804	5.00	1,469,804	2,621
BCD-500907	Dec-2004	Sep-2007	2,895,000	2,987,014	5.00	2,987,014	20,278
BCD-501005	Jun-2005	Oct-2005	579,000	579,466	5.00	579,466	-

	Sub-Totals		7,816,500	7,975,891		7,975,891	37,067
PRD04D1001	Feb-2005	Oct-2005	4,053,000	4,133,654	6.00	4,133,655	3,824
PRD04D1001	Apr-2005	Nov-2005	579,000	588,522	6.00	588,522	88
	Sub-Totals		4,632,000	4,722,176	-	4,722,177	3,912

	Totals		24,534,959	25,957,603	-	25,992,455	40,979

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

5) Current and long-term receivables:

The detail of current and long-term receivables is as follows:

	Current									Long-term

	Up to 90 days		Over 90 up to 1 year			Total Current (net)
Description	2005 ThCh$	2004 ThCh$	2005 ThCh$	2004 ThCh$	Subtotal 2005 ThCh$	2005		2004		2005 ThCh$	2004 ThCh$
						ThCh$	%	ThCh$	%

Trade accounts receivable	254,492,869	303,430,714	5,349,775	8,079,038	259,842,644	170,648,147	100.0	212,449,524	100.0	1,500,823	3,266,670
Fixed telephony service	184,415,576	176,829,094	2,259,548	5,980,045	186,675,124	110,346,061	64.66	106,902,347	51.19	1,500,823	3,266,670
Long distance	47,492,517	46,702,187	-	-	47,492,517	38,595,403	22.62	42,040,195	19.44	-	-
Mobile	-	53,803,654	-	-		-	-	40,067,989	18.53	-	-
Communications
companies	18,713,762	21,549,036	2,883,491	2,093,622	21,597,253	18,378,120	10.77	18,994,873	8.78	-	-
Others	3,871,014	4,546,743	206,736	5,371	4,077,750	3,328,563	1.95	4,444,120	2.06	-	-
Allowance for doubtful
accounts	(87,882,132)	(96,070,204)	(1,312,365)	(2,990,023)	(89,194,497)	-		-		-	-
Notes receivable	5,232,794	16,568,115	7,392,593	857,045	12,625,387	4,133,040		8,368,984		-	-
Allowance for doubtful
notes	(1,298,803)	(9,056,177)	(7,193,544)	-	(8,492,347)	-		-		-	-
Miscellaneous accounts
receivable	22,827,603	10,852,070	3,000,430	4,289,399	25,828,033	25,828,033		15,141,469		16,135,065	32,947,773
Allowance for doubtful
accounts	-	-	-	-	-	-		-		-	-

						Long-term receivables				17,635,888	36,214,443

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

6.	Balances and transactions with related entities:

	a)	Receivable from:

		Short-term		Long-term

		2005	2004	2005	2004
Taxpayer No.	Company	ThCh$	ThCh$	ThCh$	ThCh$

96,942,730-3	Telefónica Mobile Solutions Chile S.A.	117,436	60,215
Foreign	Telefónica España	250,248	107,635
93,541,000-2	Impresora Comercial y Publiguías S.A.	3,375,315	3,680,212
Foreign	Telefónica Sao Paulo	-	72,839
Foreign	Emergia U.S.A.	11,969	45,193
96,834,230-4	Terra Networks Chile S.A.	1,041,255	1,394,974
96,895,220-k	Atento Chile S.A.	583,145	299,295
96,545,480-2	CTC Marketing e Inform S.A. (Nexcom S.A.)	-	272,292
96,910,730-9	Emergia Chile S.A.	122,295	94,091
59,083,900-0	Telefónica Ingeniería y Seguridad	3,885	7,549
Foreign	Telefónica LD Puerto Rico	163,029	3,012
Foreign	Telefónica Data EEUU	15,511	638,693
Foreign	Telefónica Data España	256,793	490,853
Foreign	Telefónica Argentina	824,165	897,098
Foreign	Telefónica Gestión de Servicios Compartidos España	12,099	-
96,786,140-5	Telefónica Móvil de Chile S.A.	7,248,902	-
Foreign	Telefónica Procesos Tec. de Información	1,379,220	10,712,154
Foreign	Telefónica Whole Sale International Services	248,400	237,679
Foreign	Telefónica Guatemala	13,632	-
Foreign	Telefónica El Salvador	2,764	-
79,919,680-8	Administradora de Créditos Comerciales	1,063,342	-
96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	54,394	-

	Total	16,787,799	19,013,784	-	-

There have been charges and credits recorded to current accounts with these companies for invoicing of sale of materials, equipment and services.

b) Payable to:

		Short-term		Long-term

		2005	2004	2005	2004
Taxpayer No.	Company	ThCh$	ThCh$	ThCh$	ThCh$

96,942,730-3	Telefónica Mobile Solutions Chile S.A.	-	1,328,277	-	-
Foreign	Telefónica España	-	204,559	-	-
96,527,390-5	Telefónica Internacional Chile S.A.	272,832	272,609	-	22,781,121
93,541,000-2	Impresora Comercial y Publiguías S.A.	1,229,057	3,239,042	-	-
Foreign	Telefónica Perú	36,200	44,984	-	-
96,834,230-4	Terra Networks Chile S.A.	3,765,421	4,400,940	-	-
96,895,220-k	Atento Chile S.A.	5,738,209	3,584,250	-	-
96,910,730-9	Emergia Chile S.A.	383,311	84,917	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	1,454	-	-	-
Foreign	Emergia S.A. (Uruguay)	-	3,482,424	-	-
Foreign	Telefónica Guatemala	-	2,363	-	-
Foreign	Telefónica El Salvador	-	168,984	-	-
96,786,140-5	Telefónica Móvil de Chile S.A.	12,133,339	-	-	-
87,845,500-2	Telefónica Móviles Chile S.A.	5,065,315	-	-	-
Foreign	Telefónica Argentina	-	673,200	-	-
Foreign	Telefónica Procesos Tec. de Información	-	7,267,552	-	-
Foreign	Telefónica WholeSale International Services	796,709	341,586	-	-
78,868,200-k	Atento Recursos Ltda.	-	50,695	-	-
82,049,000-2	Coasin Chile S.A.	-	8,095	-	-
Foreign	Telefónica Sao Paulo	-	11,074	-	-
Foreign	Telefónica Investigación y Desarrollo	941,546	-	-	-

	Total	30,363,393	25,165,551	-	22,781,121

As per Article No. 89 of the Corporations Law, all these transactions are carried out under conditions similar to those that normally prevail in the market The balance of long-term accounts with related companies, corresponds to the mercantile current account that Telefónica CTC Chile has signed with Telefónica Internacional Chile S.A.

This mercantile current account is in a contract denominated in dollars with undefined maturities, which accrue interest at a fixed annual rate of 2.07% .

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)
__________

6.	Balances and transactions with related companies, continued:

	c)	Transactions:

				2005 ThCh$		2004 ThCh$

Company	Tax No,	Nature of Relationship	Description of transaction	Amount	Effect on income	Amount	Effect on income

Telefónica España	Foreign	Parent Co,	Sales	465,292	465,292	239,787	239,787
			Purchases	(120,895)	(120,895)	(153,571)	(153,571)

Telefónica Internacional Chile S,A,	96,527,390-5	Parent Co,	Purchases	(274,559)	(274,559)	(273,523)	(273,523)
			Financial Expenses	-	-	(255,678)	(255,678)

Impresora y Comercial Publiguías S,A,	93,541,000-2	Associate	Sales	1,441,696	1,441,696	8,122,378	8,122,378
			Purchases	(1,727,220)	(1,727,220)	(4,666,388)	(4,666,388)

Terra Networks Chile S,A,	96,834,230-4	Associate	Sales	2,241,463	2,241,463	2,691,430	2,691,430
			Purchases	(490,535)	(490,535)	(1,014,461)	(1,014,461)

Atento Chile S,A	96,895,220-k	Associate	Sales	972,524	972,524	616,651	616,651
			Purchases	(7,814,105)	(7,814,105)	(7,160,826)	(7,160,826)
			Financial Expenses	-	-	(10)	(10)
			Other Non-operating Income	-	-	(31,613)	(31,613)

Emergia Chile S,A,	96,910,730-9	Associate	Sales	393,091	393,091	559,037	559,037
			Purchases	(575,555)	(575,555)	(32,942)	(32,942)

Telefónica Argentina	Foreign	Associate	Sales	452,320	452,320	664,513	664,513
			Purchases	(365,269)	(365,269)	(444,336)	(444,336)

Telefónica Mobile Solutions Chile S,A,	96,942,730-3	Associate	Sales	18,487	18,487	-	-

Telefónica Wholesale International Services	Foreign	Associate	Sales	92,957	92,957	107,926	107,926
			Purchases	(641,582)	(641,582)	(750,133)	(750,133)

Telefónica Sao Paulo	Foreign	Associate	Sales	63,835	63,835	99,023	99,023
			Purchases	(72,615)	(72,615)	(104,460)	(104,460)

Telefónica Guatemala	Foreign	Associate	Sales	3,552	3,552	3,951	3,951
			Purchases	(9,072)	(9,072)	(6,235)	(6,235)

Telefónica Perú	Foreign	Associate	Sales	221,303	221,303	253,238	253,238
			Purchases	(248,642)	(248,642)	(351,335)	(351,335)

Telefónica LD Puerto Rico	Foreign	Associate	Sales	5,253	5,253	7,687	7,687
			Purchases	(8,297)	(8,297)	(7,310)	(7,310)

Telefónica El Salvador	Foreign	Associate	Sales	2,009	2,009	2,327	2,327
			Purchases	(6,182)	(6,182)	(27,906)	(27,906)

Telefónica Móvil de Chile S,A,	96,786,140-5	Associate	Sales	6,457,271	6,457,271	-	-
			Purchases	(21,303,306)	(21,303,306)	-	-

Bellsouth Chile S,A,	96,672,160-k	Associate	Sales	1,048,463	1,048,463	-	-
			Purchases	(6,351,080)	(6,351,080)	-	-

The conditions of the agreement related to intercompany transactions between the Company and its equity-method investees and its mercantile current account are short and long-term, respectively, in the case of Telefónica Internacional Chile S,A,, It is denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread)

In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity terms for each case vary based on the related transaction.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

7.	Current and deferred income taxes:

	a)	General information:

As of June 30, 2005 and 2004, the Parent Company has established a first category income tax provision, as it has taxable net income of ThCh$56,585,771 and ThCh$21,858,156, respectively.

In addition, as of June 30, 2005 and 2004, a provision for first category income tax in subsidiaries was recorded in the amounts of ThCh$ 24,093,984 and ThCh $ 14,074,279, respectively.

As of June 30, 2005, accumulated tax losses amount to ThCh$ 8,406,883 and correspond mainly to Telefónica Asistencia y Seguridad S.A., and in 2004 reached ThCh$ 120,275,435, corresponding mainly to the former subsidiary Telefónica Móvil de Chile S.A.

The companies in the group with positive Retained Taxable Earnings and their associated credits are as follows:

Subsidiaries	Retained Taxable Earnings w/15% credit ThCh$	Retained Taxable Earnings w/16% credit ThCh$	Retained Taxable Earnings w/16.5% credit ThCh$	Retained Taxable Earnings w/17% credit ThCh$	Retained Taxable Earnings w/o credit ThCh$	Amount of credit ThCh$

CTC Equipos y Servicios de Telecomunicaciones S.A.	19	2,894,681	12,708,201	14,354,224	6,600,787	7,354,559
Telefónica Mundo S.A.	-	-	4,311,899	20,701,997	9,472,764	7,032,417
Globus 120 S.A.	2,124,516	804,915	576,227	506,795	506,795	849,698
Telefónica Empresas CTC Chile S.A.	929,579	7,390,495	4,933,623	14,332,591	4,378,721	6,379,096
Administradora de Sistemas de Telepeajes de Chile S.A.	-	-	-	-	167,128	34,231
Compañía de Telecomunicaciones de Chile S.A.	-	-	-	-	46,966,194	9,619,569

Total	3,054,114	11,090,091	22,529,950	49,895,607	68,092,389	31,269,570

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

7.	Current and deferred income taxes, continued:

	b)	Deferred taxes:

As of June 30, 2005 and 2004, deferred tax liabilities, is as follows:

	2005				2004

	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities

Description	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$

Temporary differences
Allowance for doubtful accounts	14,663,014	-	-	-	16,747,390	-	-	-
Vacation provision	498,943	-	-	-	536,695	-	-	-
Tax benefits for tax losses	9,553	1,419,617	-	-	-	20,773,551	-	-
Staff severance indemnities	-	-	-	6,201,325	-	-	-	6,380,767
Leased assets and liabilities	-	60,512	-	120,491	74,268	594,066	-	96,156
Property, plant and equipment	-	3,961,290	-	165,990,383	-	5,406,773	-	196,671,177

Difference in amount of capitalized staff severance	-	611,991	-	-	-	823,733	-	-
Software	-	-	-	3,421,564	-	-	-	4,573,619
Deferred charge on sale of assets	-	-	-	1,468,288	-	-	-	1,237,630
Collective negotiation bonus	-	-	-	91,639	13,387	-	-	779,976
Other	1,037,550	270,040	5,943	4,386,173	1,693,466	93,596	2,861	972,574

Sub-Total	16,209,060	6,323,450	5,943	181,679,863	19,065,206	27,691,719	2,861	210,711,899

Complementary accounts net of accumulated amortization	-	(3,749,502)	-	(121,203,930)	-	(9,975,808)	-	(140,707,329)

Sub-Total	16,209,060	2,573,948	5,943	60,475,933	19,065,206	17,715,911	2,861	70,004,570

Tax reclassification	(5,943)	(2,573,948)	(5,943)	(2,573,948)	(2,861)	(17,715,911)	(2,861)	(17,715,911)

Total	16,203,117	-	-	57,901,985	19,062,345	-	-	52,288,659

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

7.		Current and deferred income taxes, continued:

	c)	Income tax breakdown:

The current tax expense shown in the following table is based on taxable income:

Description	2005 ThCh$	2004 ThCh$

Current tax expense before tax benefits (income tax 17%)	14,003,656	15,940,667
Current tax expense (article 21 single tax at 35%)	35,890	16,670
Current tax expense (first category tax in the nature of a single income tax)	335,298	1,566,238
Tax expense adjustment (previous year)	86,110	(5,100,391)

Income tax subtotal	14,460,954	12,423,184

- Current period’s deferred taxes	(5,182,791)	(4,252,770)
- Tax benefits from tax loss carry forwards	(288,098)	(918,724)
- Effect of amortization of deferred assets and liabilities complementary accounts	6,634,146	8,321,660

Deferred tax subtotal	1,163,257	3,150,166

Total income tax expense	15,624,211	15,573,350

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

8.	Other Current Assets:

The detail of other current assets is as follows:

Description	2005 ThCh$	2004 ThCh$

Fixed income securities purchased with resale agreement	1,000,000	21,776,426
Fixed income securities sold with resale agreement	6,477,853	-
Deferred union contract bonus (a)	2,210,468	2,882,324
Deferred exchange insurance premiums	422,495	711,200
Telephone directories for connection program	4,649,837	22,584
Deferred higher bond discount rate (note 25)	54,505	576,101
Deferred disbursements for placement of bonds (note 25)	381,035	1,104,729
Commercial paper issuance costs (note 25)	366,938	427,993
Deferred disbursements for foreign financing proceeds (b)	608,526	1,643,981
Adjustment to market value for mobile equipment (c)	-	9,784,498
Exchange difference insurance receivable (net of partial liquidations)	1,019,533	40,870,730
Dispensable property	112,500	-
Deferred staff severance indemnities charges (d)	702,642	-
Others	1,701,353	1,087,621

Total	19,707,685	80,888,187

(a)	During June 2002, the Company signed a 2-year collective agreement with employees (3 years for employees of Telefónica Móvil) granting them, among other benefits, a special signing bonus. That bonus was paid between June and July 2002. The total benefit amounts to ThCh$2,494,544 (historical) and is being deferred using the straight-line method over the term of the respective union contracts.

Between November and December 2003, the Company negotiated a 32-month and 36-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid in November and December 2003. The total benefit of ThCh$3,425,245 (historical), was deferred using the straight-line method over the term of the union agreement.

The long-term portion is shown under “Other Long-term” (Note 14).

(b)	This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

(c)	Corresponds to the adjustment to market value of cellular/mobile equipment in stock at period end, and which is charged to results based on the client plan (contract or prepaid ) for said equipment, with the exception of accommodation and rented equipment.

(d)	Corresponds to the short-term portion to be amortized due to changes in the actuarial hypothesis, as described in Note 3, and for the concept of loans to employees as indicated in Note 14.

23

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)
__________

9.	Information regarding purchase commitment and sales commitment transactions (agreements):

Code	Dates		Counterparty	Original currency	Subscription value ThCh$	Rate	Final Value ThCh$	Instrument Identification	Book Value ThCh$
	Inception	End

CRV	Jun. 30, 2005	Jul. 06, 2005	BANCO CREDITO INVERSIONES		$1,000,000	0.27%	1,000,540	BCP0800708	1,000,000

			Totals		1,000,000		1,000,540		1,000,000

CRV= Purchases under agreements to resell.

Code	Dates		Counterparty	Original currency	Subscription value ThCh$	Rate	Final Value ThCh$	Instrument Identification	Book Value ThCh$
	Inception	End

VRC	Jun. 28, 2005	Jul. 04, 2005	BANCO DEL ESTADO DE CHILE		$3,500,000	0.31%	3,502,170	ZERO051201	3,500,723
VRC	Jun. 30, 2005	Jul. 04, 2005	BANCO DEL ESTADO DE CHILE		$3,000,000	0.27%	3,001,080	ZERO051201	3,000,000

			Totals		6,500,000		6,503,250		6,500,723

CRV= Purchases under agreements to resell.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

10.	Property, plant and equipment:

The detail of property, plant and equipment is as follows:

	2005		2004

Description	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$

Land	-	26,602,973	-	28,630,753

Building and improvements	81,739,697	191,815,597	78,256,645	192,442,599

Machinery and equipment	2,062,329,561	3,146,132,495	2,134,931,012	3,614,229,626
Central office telephone equipment	977,535,986	1,234,616,480	1,110,759,822	1,689,572,408
External plant	764,647,372	1,459,428,906	709,556,329	1,447,112,407
Subscribers’ equipment	285,083,709	415,699,500	280,048,519	440,871,572
General equipment	35,062,494	36,387,609	34,566,342	36,673,239

Other Property, Plant and Equipment	149,893,988	249,339,628	163,161,444	346,247,713
Office furniture and equipment	82,528,871	107,337,605	84,408,480	121,554,264
Projects, work in progress and their materials	-	58,934,803	-	95,583,506
Leased assets (1)	54,254	492,512	4,652,859	11,076,209
Property, plant and equipment temporarily out of service	10,542,263	12,537,878	10,896,187	19,056,976
Software	55,919,777	68,997,235	53,611,780	83,901,424
Other	848,823	1,039,595	9,592,138	15,075,334

Technical revaluation-Circular 550	10,694,418	9,511,642	10,754,716	9,548,728

Total	2,304,657,664	3,623,402,335	2,387,103,817	4,191,099,419

(1) As of June 2005, this item includes mainly the ThCh$ 471,755 gross value of buildings with accumulated depreciation of ThCh$ 46,987.

(2) Up to December 31, 2002, works in progress included capitalization of financing cost of loans related to its financing, as per Technical Bulletin No. 31 of the Chilean Association of Accountants, thus, the gross property, plant and equipment balance includes interest in the amount of ThCh$ 188,560,712. Accumulated depreciation for this interest amounts to ThCh$ 114,989,685 and ThCh$ 115,321,618 for 2005 and 2004, respectively.

A depreciation charge for the period amounting to ThCh$91,900,386 and ThCh$131,434,478 for 2005 and 2004, respectively was recorded as operating cost, and a depreciation charge of ThCh$3,543,052 for 2005 and ThCh$2,539,952 for 2004 as administration and selling cost. Depreciation of property, plant and equipment that is temporarily out of service, is made up mainly of telephone equipment under repair and incurred depreciation amounting toThCh$1,556,276 and ThCh$1,921,689 in 2005 and 2004, which is classified under “Other Non-operating Expenses”.

The detail by item of the technical revaluation is as follows:

Description	Net Balance ThCh$	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$ 2005	Gross prop., plant and equipment ThCh$ 2004

Land	(493,841)	-	(493,841)	(494,195)
Building and improvements	(884,424)	(3,854,385)	(4,738,809)	(4,738,809)
Machinery and equipment	195,489	14,548,803	14,744,292	14,781,378

Total	(1,182,776)	10,694,418	9,511,642	9,548,728

Depreciation of the technical reappraisal surplus for the period of ThCh$(9,951) and ThCh$(26,657) for 2005 and 2004, respectively.

Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$956,952,226 in 2005 and ThCh$865,725,857 in 2004, which include ThCh$11,653,838 and ThCh$12,341,138, respectively, from the reappraisals mentioned in Circular N°550.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

11. Investments in Related Companies:

     The detail of investments in related companies is as follows:

Taxp. No.	Company	Country of origin	Currency controlling the investment	Number of shares	Percentage participation		Equity of the companies		Net income (loss) of the companies		Equity in income (loss) of the investment		Investment value		Investment book value

					2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	TBS Celular
	participación S.A. (2)	Brazil	Dollar	48,950,000	2.61	2.61	160,890,409	179,657,631	730,595	(118,005)	19,068	(3,080)	4,199,240	4,689,066	4,199,240	4,689,066
96,895,220 -K	Atento Chile S.A.	Chile	Pesos	3,049,998	28.84	28.84	14,990,368	11,029,308	2,501,796	632,958	721,519	182,545	4,323,223	3,180,850	4,323,223	3,180,850
96,922,950-1	Empresa de Tarjetas
	Inteligentes S.A. (3)	Chile	Pesos	298,815	20.00	20.00	12,091	376,172	(162,550)	(67,367)	(32,510)	(13,474)	2,418	75,234	2,418	75,234
93,541,000-2	Impresora y Comercial
	Publiguías S.A. (1)	Chile	Pesos	-	-	9.00	-	31,121,073	-	(263,460)	-	(79,629)	-	-	-	-

	Totals												8,524,881	7,945,150	8,524,881	7,945,150

(1)	On April 26, 2004, Compañía de Telecomuniciones de Chile S.A. sold its 9% holding in Impresora y Comercial Publiguías S.A., to Telefónica Publicidad e Información S.A. The selling price was US$ 14,760,000, equivalent to Ch$ 5,073 million.

(2)	The Company records its investment in TBS Celular using the equity method since it exercises significant influence through the business group to which it belongs, as established in paragraph No. 4 of Circular 1179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular 1697. Although Telefónica CTC Chile only has a 2.61% direct participation in TBS Celular, its Parent Company, Telefónica España directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that company.

As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investment on a permanent basis, therefore there is no net income that is potentially remittable.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

12.	Goodwill and negative goodwill:

Goodwill:

The detail of goodwill is as follows:

			2005		2004
Taxpayer No.	Company	Year	Amount amortized in the period ended March 31	Balance of Goodwill	Amount amortized in the period ended March 31	Balance of Goodwill

			ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Holding	2001	90,170	2,515,306	90,686	2,697,159
96,887,420-9	Globus 120 S.A.	1998	556,316	14,929,496	559,499	16,051,460
78,703,410-1	Tecnonáutica S.A.	1999	73,613	817,067	74,064	965,668
96,786,140-5	Telefónica Móvil S.A. (a)	1997	-	-	5,091,226	137,491,070
96,834,320-3	Telefónica Internet Empresas S.A.	1999	45,466	504,650	45,738	596,356
96,811,570-7	Telepeajes S.A.	2001	-	-	20,092	20,203

	Total		765,565	18,766,519	5,881,305	157,821,916

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

(a)	As indicated in Note 2d) No. 1 with the sale of this subsidiary on July 23, 2004, the Company extraordinary amortized the remaining goodwill on that investment as of June 30, 2004 of ThCh$ 137,491,070.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

13.	Intangibles:

The detail of Intangibles is as follows:

Description		2005	2004
		ThCh$	ThCh$

Underwater cable rights (gross)		35,339,083	30,703,007
Accumulated amortization previous period		(5,083,724)	(3,403,786)
Amortization for the period		(817,246)	(648,593)
Licenses (Software) (gross)		11,346,072	3,298,691
Accumulated amortization previous period		(1,879,063)	(957,179)
Amortization for the period		(1,209,739)	(466,883)
Licenses for use of broad-band width		-	9,930,880
Accumulated amortization previous period		-	(358,616)
Amortization for the period		-	(165,515)

	Total Net Intangibles	37,695,383	37,932,006

14.	Other (from Other Assets):

The detail of Other is as follows:

Description		2005	2004
		ThCh$	ThCh$

Deferred disbursement for obtaining external financing (see note 8b) (a)		1,176,217	1,069,778
Deferred union contract bonus (see note 8a)		91,801	2,367,484
Bond issue expenses (see note 25)		235,868	1,647,782
Bond discount (see note 25)		201,645	3,303,492
Deferred forward contract premiums		3,324	72,141
Securities deposits		133,572	144,177
Deferred charge due to change in actuarial estimations (b)		7,905,473	-
Deferred staff severance indemnities (c)		4,875,804	-
Others		34,565	165,210

	Total	14,658,269	8,770,064

(a)	This amount corresponds to the cost (net of amortizations) of the mandatory reserve paid to the Chilean Central Bank and disbursements incurred for foreign loans obtained by the Company, to finance its investment plan.

(b)	In virtue of the new contractual conditions derived from the organizational evolution experienced by the Company, there have been a series of studies that allowed, in first instance in 2004, modification of the future permanence of employees variable of the basis for calculating staff severance indemnities. After concluding these studies, in 2005 other estimations were incorporated such as mortality of employees and salary increases, all determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants.

The difference at the beginning of the year as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized during the years of average future permanence remaining for the employees that will receive the benefit. (see note 2 v)

(c)	In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based, among other aspects, on the accrued balances of staff severance indemnities when they were granted.

The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the years of average remaining service life of employees that subscribe to the benefit. The loan is presented under Other Long-term Receivables.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

15.	Short-term obligations with banks and financial institutions:

The breakdown of short-term obligations with banks and financial institutions is as follows:

	Bank or financial institution	US$			U.F.		Ch$		TOTAL

Taxp. No.	Short-term	2005	2004		2005	2004	2005	2004	2005	2004

		ThCh$	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

97,030,000-7	BANCO ESTADO	-	-		-	-	9,275,560	9,525,057	9,275,560	9,525,057
97,015,000-5	BANCO SANTANDER SANTIAGO	-	-		-	-	-	10,181,916	-	10,181,916

	Total	-	-		-	-	9,275,560	19,706,973	9,275,560	19,706,973

	Outstanding principal	-	-		-	-	9,268,856	19,616,220	9,268,856	19,616,220

	Average annual interest rate	-	-		-	-	3.00%	3.29%	3.00%	3.20%

	Current maturities of long-term debt

97,015,000-5	BANCO SANTANDER SANTIAGO	-	-		259,319	205,955	-	-	259,319	205,955
Foreign	CALYON NEW YORK BRANCH Y OTROS	111,150	-		-	-	-	-	111,150	-
97,008,000-7	BANCO CITIBANK	451,620	7,122,034		-	-	-	-	451,620	7,122,034
Foreign	ABN AMRO BANK	18,202,312	1,042,493		-	-	-	-	18,202,312	1,042,493
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	14,572,103	82,473,653		-	-	-	-	14,572,103	82,473,653

	Total	33,337,185	90,638,180		259,319	205,955	-	-	33,596,504	90,844,135

	Outstanding principal	31,845,000	88,706,599		-	-	-	-	31,845,000	88,706,599

	Average annual interest rate	3.92%	2.20%		1.95%	1.55%	-	-	3.91%	2.20%

	Percentage of obligations in foreign currency	77.76%	for 2005	and	81.99%	for 2004
	Percentage of obligations in local currency:	22.24%	for 2005	and	18.01%	for 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

16. Long-term obligations with banks and financial institutions:

     Long-term obligations with banks and financial institutions:

		Currency or Indexation Index	Years to maturity for long-term portion			Long-term portion as of Jun. 30, 2005	Average annual interest rate %	Long-term portion as of Jun. 30, 2004

			1 to 2	2 to 3	3 to 5
Taxp. No.	Bank or Financial Institution

			ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
	LOANS IN DOLLARS
Foreign	CALYON NEW YORK BRANCH Y OTROS (1)	US$	-	-	115,800,000	115,800,000	Libor + 0,40%	-
Foreign	ABN AMRO BANK (2)	US$	34,740,000	34,740,000	-	69,480,000	Libor + 1,125%	196,050,469
97,008,000-7	CITIBANK	US$	-	-	86,850,000	86,850,000	Libor + 0,35%	7,018,905
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	US$	-	-	-	-	-	65,350,156

	SUBTOTAL		34,740,000	34,740,000	202,650,000	272,130,000	3.88%	268,419,530
	LOANS IN UNIDADES DE FOMENTO
97,015,000-5	BANCO SANTANDER SANTIAGO (3)	UF	-	-	62,174,284	62,174,284	Tab 360 + 0,95%	62,123,367

	TOTAL		34,740,000	34,740,000	264,824,284	334,304,284	3.52%	330,542,897

Percentage of obligations in foreign currency:	81.40%	in	2005	and	81,21%	in 2004
Percentage of obligations in local currency:	18.60%	in	2005	and	18,79%	in 2004

(1)	In December 2004, the Company renegotiated this loan, extending its due date from January and August 2005 to December 2009, in addition to changing the agent bank.
(2)	In April 2003, the Company renegotiated this loan, extending its maturity date from December 2003 to April 2008, in addition to changing the agent bank which was Citibank N.
(3)	In April 2005, the Company renegotiated this loan, extending its maturity date from April 2008 to April 2010 and reduce the interest rate to TAB 360 + 0.45%

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

17.	Obligations with the Public:

a) Commercial paper:

On January 27, 2003, Telefónica CTC Chile registered a commercial paper line in the securities registry, the inspection number of which is 5. The maximum amount of the line is ThCh$ 35,000,000, and placements charged to this line may not exceed that amount. The term of this line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined on each issuance of these commercial papers.

On May 12, 2004, there was a placement in two series (C and D) for ThCh $ 35,000,000 of the same type of financial instrument. The placement agent was Santander Investment S.A. Also an additional ThCh$ 35,000,000 commercial paper line was registered.

On January 18, 2005, Series E of the same type and instrument were placed in the amount of ThCh$ 12,000,000. The placement agent on this opportunity was Inversiones Boston Corredores de Bolsa.

On April 27, 2005 a Series F placement of the same type of instrument was made in the amount of ThCh$ 23,000,000. The placing agent was Scotiabank Sudamericano Corredores de Bolsa.

The details of these transactions are described below:

Registration or identification number of the instrument	Series	Current nominal amount placed M$	Bond readjustment unit M$	Interest rate %	Final Maturity	Accounting value		Placement in Chile or abroad

						2005 M$	2004 M$

Short-term
commercial paper
005	C	17,500,000	Ch$ non-adjustable	0.2257	Apr 5, 2005	-	17,620,839	Chile
005	D	17,500,000	Ch$ non-adjustable	0.2286	May 5, 2005	-	17,577,096	Chile
005	E	12,000,000	Ch$ non-adjustable	0.3100	Oct 13, 2005	11,873,309	-	Chile
005	F	23,000,000	Ch$ non-adjustable	0.4100	Oct 13, 2005	22,187,099	-	Chile

				Total		34,060,408	35,197,935

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

17.	Obligations with the Public, continued:

b) Bonds

The detail of obligations with the public for bond issues, classified as short and long-term is as follows:

						Frequency		Par value

Registration number or identification of the instrument	Series	Nominal Amount of issue	Readjustment unit for bond	Nominal annual interest rate	Final maturity	Interest payment	Amortizations	2005 ThCh$	2004 ThCh$	Placement in Chile or abroad

				%
Short-term portion of long-term bonds
143.27.06.91	F	71,429	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	1,419,314	1,433,600	Chile
203.23.04.98	K (a)	-	U.F.	6.750	Feb.2020	Semi-annual	Semi-annual	-	2,143,481	Chile
Issued in New York	Yankee Bonds (b)	-	US$	7.625	Jul.2006		Maturity	1,009,792	5,428,091	Abroad
Issued in New York	Yankee Bonds (c)	156,440,000	US$	8.375	Jan.2006	Semi-annual	Maturity	94,371,745	4,278,977	Abroad
Issued in Luxembourg	Eurobonds	-	EURO	5.375	Ago.2004	Semi-annual	Maturity	-	106,315,476	Abroad

							Total	96,800,851	119,599,625

Long-term bonds
143.27.06.91	F	714,286	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	12,492,322	13,730,301	Chile
203.23.04.98	K (a)	-	U.F.	6.750	Feb.2020	Semi-annual	Semi-annual	-	69,502,552	Chile
Issued in New York	Yankee Bonds (b)	49,603,014	US$	7.625	Jul.2006	Semi-annual	Maturity	28,720,145	122,652,441	Abroad
Issued in New York	Yankee Bonds (c)	-	US$	8.375	Jan.2006	Semi-annual	Maturity	-	130,700,313	Abroad

							Total	41,212,467	336,585,607

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

17.	Obligations with the Public, continued:

	b)	Bonds, continued:

	a)	During December 2004, and as stated in the sixth clause, letter K of the Bond Issuance Agreement, Telefónica CTC Chile decided to exercise the advanced redemption option of all the Bonds of this series. The amount of the redemption of this issuance is U.F. 3,992,424 plus interest accrued until February 15, 2005, the effective date of the redemption. This has meant recognizing in income the balances pending amortization for "Bond issue expenses" and "Bond discount", reducing the term to the advanced redemption date. As of June 30, 2005 the extraordinary effects from these amortizations on total income amount to ThCh $ $539.000 (included in Financial Expenses).

	b)	Starting May 2003 and until December of that same year, Telefónica CTC Chile, partially repurchased US$12.3 million of its placement denominated in the same currency. This repurchase was carried out at an average of 111.05% of par value, which meant a payment of US$ 13.68 million, plus accrued interest as of that date on the nominal amount of the repurchase. During November and December 2004, Telefónica CTC Chile made a tender offer for the dollar issuances. As a product of this offer, in those two months and for that placement, the Company repurchased US$ 138,082,000. This operation was carried out paying an average price of 107.0 % of the par value. The partial repurchase of this series resulted in the Company recognizing extraordinary proportional amortization of the balances corresponding to "Bond issue expenses" and "Bond discount", as well as on payment of the repurchase. The net of these three effects of ThCh$ 6,631,649 (historic) was charged to the financial expenses for the period.

	c)	During November and December 2004, Telefónica CTC Chile made a tender offer to repurchase US$ issuances. As a result of this offer the Company in these two months, and for this placement, repurchased US$ 43,560,000. This operation was carried out at a price of 105.356% of par value. The partial repurchase of this series meant recognizing extraordinary amortizations proportional to the balances corresponding to "Bond issue expenses", "Bond discount", as well as on payment of the repurchase. The net of these three effects of ThCh$ 1,461,539 (historic) was charged to financial expenses for the period.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

18.	Accruals:

The detail of accruals shown in liabilities is as follows:

		2005	2004
		ThCh$	ThCh$

Current
Staff severance indemnities		471,583	261,763
Vacation		2,676,729	2,793,309
Other employee benefits (a)		5,619,352	6,716,901
Employee benefit advances		(2,545,128)	(2,491,312)

		6,222,536	7,280,661

Long-term
Staff severance indemnities		34,373,012	19,078,009

	Total	40,595,548	26,358,670

(a)	Includes provisions for the bonus guaranteed under the current union contract, and miscellaneous.

During 2005 and 2004, there were bad debt write-offs of ThCh$ 36,602 and ThCh$ 35,745, respectively, which were charged against the respective allowance for doubtful accounts.

19.	Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

		2005	2004
		ThCh$	ThCh$

Operating costs and administration and selling expenses		2,265,898	2,222,903

Other non-operating expenses		-	2,570,944

	Total	2,265,898	4,793,847

Payments and other changes in the period (a)		2,852,288	(5,518,154)

(a)	Includes the effect of the ThCh $ 4,063,535 increase in the provision due to a change in actuarial estimations of employees made in 2005 (see Note 3) and payments of ThCh$1,211,247.

20.	Minority interest:

Minority interest recognizes the portion of equity and revenues of subsidiaries owned by third parties. The detail of 2005 and 2004, respectively, is as follows:

Subsidiaries	Percentage Minority Interest		Participation in equity		Participation in net income (loss)
	2005	2004	2005	2004	2005	2004
	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Administradora de Sistemas de Telepeajes de Chile S.A.	20.00	20.00	239,547	107,046	7,261	(11,114)
Telefónica Mundo S.A.	0.84	0.84	1,146,605	1,163,305	(63,657)	(80,232)
Fundación Telefónica	50.00	50.00	163,492	17,456	72,107	165,160
CTC Equipos y Servicios S.A.	0.0001	0.0001	35	34	(3)	(4)

	Total		1,549,679	1,287,841	15,708	73,810

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

21.	Shareholders' Equity

During the periods ended June 30, 2005 and 2004, respectively, changes in shareholders' equity accounts are as follows:

	Paid-in capital	Reserve equity indexation	Other reserves	Retained earnings	Net income	Interim dividend	Total shareholders’ equity

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2005

Balances as of December 31, 2004	880,977,537	-	(1,237,651)	48,806,351	311,628,674	(255,303,899)	984,871,012
Transfer of 2004 net income to retained earnings	-	-	-	311,628,674	(311,628,674)	-	-
Adjustment of foreign investment conversion reserve	-	-	115,702	-	-	-	115,702
Absorption of interim dividend	-	-	-	(255,303,899)	-	255,303,899	-
Final Dividend 2004	-	-	-	(56,324,775)	-	-	(56,324,775)
Interim Dividend	-	-	-	(48,806,351)	-	-	(48,806,351)
Price-level restatement	-	8,809,775	(12,377)	-	-	-	8,797,398
Net income	-	-	-	-	21,364,154	-	21,364,154

Balances as of March 31, 2005	880,977,537	8,809,775	(1,134,326)	-	21,364,154	-	910,017,140

2004

Balances as of December 31, 2003	859,490,281	-	(791,199)	421,404,583	10,133,882	-	1,290,237,547
Transfer of 2003 income to retained earnings	-	-	-	10,133,882	(10,133,882)	-	-
Adjustment of foreign investment conversion reserve	-	-	213,742	-	-	-	213,742
Final Dividend 2003	-	-	-	(3,062,903)	-	-	(3,062,903)
Price-level restatement	-	6,875,921	(6,788)	3,424,988	-	-	10,294,121
Net income	-	-	-	-	9,832,965	-	9,832,965

Balances as of June 30, 2004	859,490,281	6,875,921	(584,245)	431,900,550	9,832,965	-	1,307,515,472

Restated balances as of June 30, 2005	882,725,509	7,061,803	(600,039)	443,576,433	10,098,787	-	1,342,862,493

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

21.	Shareholders’ Equity, continued:

	(a)	Paid-in capital:

As of June 30, 2005 the Company’s paid-in capital is as follows:

Number of shares:

Series	No. of subscribed shares	No. of paid shares	No. of shares with voting rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital :

Series	Subscribed Capital ThCh$	Paid-in Capital ThCh$

A	804,434,684	804,434,684
B	76,542,853	76,542,853

(b)	Shareholder stratification:

As indicated in Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the stratification of shareholders by percentage shareholding in the Company as of June 30, 2005 is as follows:

Type of shareholder	Percentage of Total holdings %	Number of shareholders

10% holding or more	56.78	2
Less than 10% holding:
Investment equal to or exceeding UF 200	42.43	1,779
Investment under UF 200	0.79	11,501

Total	100.00	13,282

Company controller	44.90	1

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

21.	Shareholders’ Equity, continued:

	(c)	Dividends:

i) Dividend policy:

Considering the cash situation, levels of projected investment and the solid financial indicators for 2005 and following years, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend distribution policy reported at the Ordinary Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income generated during the respective year, by means of an interim dividend in November of each year and a final dividend in May of the following year.

ii) Dividend distributed in the year:

On April 15, 2004, the Annual General Shareholders’ Meeting approved a final dividend of (No. 164) Ch$ 3,20 per share equivalent to ThCh $ 3,062,903, with a charge to net income for 2003. The dividend was paid on May 7, 2004.

Additionally, during July 2004 the following dividend distribution was agreed:

- On June 14, 2004, the Board of Directors of the Company agreed to pay shareholders’ an interim dividend, charged to 2004 net income.

- In turn, the Extraordinary Shareholders’ Meeting of July 15, 2004, approved the sale of subsidiary Telefónica Móvil de Chile S.A., and distribution of a final dividend charged to retained earnings as of December 31, 2003.

Both dividends, in the amount of US$ 800 million, were subject to materialization of the sale of all the shares of Telefónica Móvil de Chile S.A., which would occur if Telefónica Móviles S.A, accepted the proposal of the Extraordinary Shareholders’ Meeting, which implied that it would assume responsibility for the taxes arising at of the sale operation, which amounted to US$ 51 million.

On July 23, 2004, the contract for the sale of the shares of the former subsidiary Telefónica Móvil de Chile S.A. was signed. Therefore, on August 31, 2004, the Company paid the approved dividends relating to the sale of its subsidiary. The dividends are analyzed in the following manner:

• Dividend No. 165, with a charge to retained earnings of ThCh$ 385,685,783.
• Dividend No. 166, in the nature of an interim dividend of ThCh$ 128,561,925, with a charge to 2004 net income.

In the context of the modification of the dividend policy approved in September 2004, the Board agreed to distribute interim dividend (No. 167) with a charge to 2004 net income of Ch$130 per share equivalent to ThCh$ 124,430,423 which was paid on November 4, 2004.

On April 14, 2005, the Extraordinary Shareholders’ Meeting approved the payment of a final dividend (No. 168) of Ch$ 58.84591 per share with a charge to net income for 2004 equivalent to ThCh$ 56,324,775. Likewise, it approved payment of an eventual dividend (No. 169) of Ch$ 50.99095 pesos per share, with a charge to retained earnings as of December 2004 equivalent to ThCh$ 48,806,351. Both dividends were paid on May 30, 2005.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

21.	Shareholders’ Equity, continued:

	(d)	Other reserves:

Other Reserves include the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

		Amount

	Company	December 31, 2004 ThCh$	Price-level restatement ThCh$	Net Movement ThCh$	Balance as of June 30, 2005 ThCh$

Foreign	TBS Participación S.A. (1)	(1,237,651)	(12,377)	115,702	(1,134,326)

	Total	(1,237,651)	(12,377)	115,702	(1,134,326)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

22.	Other Non-Operating Income and Expenses:

	(a)	Other non-operating income:

The breakdown of other non-operating income is as follows:

Other Income	2005	2004
	ThCh$	ThCh$

Fines levied on suppliers and indemnities	15,356	118,349
Proceeds from sale of used equipment	620,296	552,374
Sales of promotional material	-	103,498
Real estate rental	136,436	76,618
Gain on sale Intelsat	617,629	-
Proceeds from sale of participation in related Company (1)	-	6,569,502
Accruals for lower market value of New Skies Satellites	-	228,427
Others	19,765	357,310

Total	1,409,482	8,006,078

(b)	Other non-operating expenses:

The detail of other non-operating expenses is as follows:

	2005	2004
	ThCh$	ThCh$

Other Expenses:
Lawsuit indemnities and other provisions	1,040,416	36,941
Depreciation and retirement of out of service property, plant and equipment (1)	2,571,201	2,400,221
Donations	-	62,436
Restructuring costs	-	3,371,625
Others	128,922	10,619

Total	3,740,539	5,881,842

(1) As of June 2005 this item is mainly composed of depreciation of telephone equipment maintained in stock for replacement of lines in service. In 2004, it -includes depreciation of the La Serena Cable TV network (assets temporarily out of service) not transferred in the sale of subsidiary Multimedia to Cordillera Comunicaciones.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

23.	Price-level restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2005	2004
		ThCh$	ThCh$

Inventories	I.P.C	20,213	54,894
Prepaid expenses	I.P.C	1,273	468
Prepaid expenses	U.F.		(15,733)
Other current assets	I.P.C	(18,183)	193,223
Other current assets	U.F.	(674,552)	(2,454,602)
Short and long-term deferred taxes	I.P.C	1,228,599	1,093,975
Property, plant and equipment	I.P.C	13,848,368	14,834,132
Investments in related companies	I.P.C	84,108	35,336
Goodwill	I.P.C	193,388	1,299,232
Long-term receivables	I.P.C	90,572	95,460
Long-term receivables	U.F.	(1,908,046)	(212,120)
Other long-term assets	I.P.C	616,378	276,397
Other long-term assets	U.F.	3,161	(12,809)
Expense accounts	I.P.C	2,523,983	3,077,399

Total (Charges) Credits		16,009,262	18,265,252

Liabilities – Shareholders’ Equity (Charges) Credits	Indexation	2005	2004
		ThCh$	ThCh$

Short-term obligations	I.P.C	-	10,828
Short-term obligations	U.F.	(4,600,923)	(1,109,912)
Long-term obligations	I.P.C	(5,092)	(4,118)
Long-term obligations	U.F.	(1,258,363)	(1,168,220)
Shareholders’ equity	I.P.C	(8,797,398)	(10,572,409)
Revenue accounts	I.P.C	(4,122,170)	(4,699,650)

Total Credits (Charges)		(18,783,946)	(17,543,481)

(Loss) Gain from price-level restatement, net		(2,774,684)	721,771

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

24.	Foreign currency translation, net:

The detail of foreign exchange gain loss is as follows:

Assets (Charges) Credits	Currency	2005	2004
		ThCh$	ThCh$

Inventories	US$	(511,687)	-
Current assets	US$	8,712,996	23,508,136
Current assets	EURO	(3,899)	4,122,109
Current assets	BRAZILIAN REAL	3,231	-
Long-term receivables	US$	5,884,400	5,548,075
Other long-term assets	US$	18,976	97,449
Other long-term assets	EURO	-	86

Total Credits		14,104,017	33,275,855

Liabilities (Charges) Credits	Currency	2005	2004
		ThCh$	ThCh$

Short-term obligations	US$	5,611,301	8,498,923
Short-term obligations	EURO	594	(3,957,541)
Short-term obligations	BRAZILIAN REAL	6,921	-
Long-term obligations	US$	(16,745,478)	(35,628,029)

Total Charges		(11,126,662)	(31,086,647)

Foreign currency translation, net		2,977,355	2,189,208

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

25.	Issuance and placement of shares and debt expense:

The detail of this item is as follows:

		Short-term		Long-term

		2005	2004	2005	2004
		ThCh$	ThCh$	ThCh$	ThCh$

Bond issuance expenses		381,035	1,104,729	235,868	1,647,782
Discount on debt		54,505	576,101	201,645	3,303,492
Commercial paper issuance expense		366,938	427,993	-	-

	Total	802,478	2,108,823	437,513	4,951,274

These items are classified under Other Current Assets and Other Long-term Assets, as applicable and are amortized over the term of the respective obligations, as described in Note 17 “Obligations with the Public”.

26.	Cash flows:

Financing and investing activities that do not generate cash flows during the period, but which commit future cash flows are as follows:

a)	Financing activities: The breakdown of financing activities that commit future cash flows are:
	Obligations with banks and financial institutions	- see Notes No. 15 and 16
	Obligations with the public	- see Notes No. 17

b)	Investing activities: Investing activities that commit future cash flows are as follows:

	Maturity	ThCh$

PRD	2005	4,722,176
Zero	2005	13,259,536
BCD	2005	7,975,891

c)	Cash and cash equivalents:

	2005	2004
	ThCh$	ThCh$

Cash	6,192,384	15,243,977
Time deposits	4,913,123	57,412,478
Mutual funds	-	443,850
Marketable securities (less than 90 days to
maturity)	579,466	-
Other current assets	1,000,000	21,776,426

Total	12,684,973	94,876,731

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

27. Derivative Contracts:

                The breakdown of derivative contracts is as follows:

TYPE OF DERIVATIVE	TYPE OF CONTRACT		DESCRIPTION OF CONTRACT						VALUE OF HEDGED ITEM ThCh$	AFFECTED ACCOUNTS

		CONTRACT VALUE	MATURITY OR EXPIR.	SPECIFIC ITEM	PURCHASE SALE POSITION		HEDGED ITEM OR TRANSACTION			ASSET / LIABILITY		EFFECT ON INCOME

							NAME	AMOUNT		NAME	AMOUNT	REALIZED	UNREALIZED
											ThCh$		ThCh$

FR	CI	45,800,000	III Trim. 2005	Exchange rate	C		Oblig. in US$	45,800,000	26,518,200	asset	26,518,200	691,454	-
										liabilities	(29,123,520)
FR	CI	83,700,000	IV Trim. 2005	Exchange rate	C		Oblig. in US$	83,700,000	48,462,300	asset	48,462,300	1,183,496	-
										liabilities	(50,269,122)
FR	CI	19,000,000	II Trim. 2006	Exchange rate	C		Oblig. in US$	19,000,000	11,001,000	asset	11,001,000	(131,961)	-
										liabilities	(11,696,921)
FR	CCPE	52,000,000	III Trim. 2005	Exchange rate	C		Oblig. in US$	52,000,000	30,108,000	asset	30,108,000	-	797,949
										liabilities	(33,050,625)
FR	CCPE	175,700,000	IV Trim. 2005	Exchange rate	C		Oblig. in US$	175,700,000	101,730,300	asset	101,730,300	-	(360,660)
										liabilities	(102,916,520)
FR	CCPE	24,300,000	I Trim. 2006	Exchange rate	C		Oblig. in US$	24,300,000	14,069,700	asset	14,069,700	-	(122,039)
										liabilities	(14,099,481)
FR	CCPE	150,000,000	III Trim. 2008	Exchange rate	C		Oblig. in US$	150,000,000	86,850,000	asset	86,850,000	-	(1,393,894)
										liabilities	(88,243,895)
FR	CCPE	200,000,000	II Trim. 2009	Exchange rate	C		Oblig. in US$	200,000,000	115,800,000	asset	115,800,000	-	1;411,002
										liabilities	(115,958,203)
FR	CI	29,000,000	III Trim. 2005	Exchange rate	C		Oblig. in US$	29,000,000	16,791,000	asset	16,791,000	475,853	-
										liabilities	(17,949,217)
FR	CI	6,500,000	IV Trim. 2005	Exchange rate	C		Oblig. in US$	6,500,000	3,763,500	asset	3,763,500	23,338	-
										liabilities	(3,774,407)
FR	CCPE	10,000,000	III Trim. 2005	Exchange rate	C		Oblig. in US$	10,000,000	5,790,000	asset	5,790,000	-	216,000
										liabilities	(6,329,972)
FR	CCPE	57,000,000	IV Trim. 2005	Exchange rate	C		Oblig. in US$	57,000,000	33,003,000	asset	33,003,000	-	106,560
										liabilities	(33,201,073)
FR	CCPE	6,000,000	III Trim. 2006	Exchange rate	C		Oblig. in US$	6,000,000	3,474,000	asset	3,474,000	-	127,080
										liabilities	(3,484,447)
FR	CI	34,000,000	III Trim. 2005	Exchange rate	V		Oblig. in US$	34,000,000	19,385,140	asset	19,385,140	(420,364)	-
										liabilities	(19,683,284)
FR	CI	60,600,000	IV Trim. 2005	Exchange rate	V		Oblig. in US$	60,600,000	34,741,340	asset	34,741,340	(461,513)	-
										liabilities	(35,082,213)
FR	CI	1,030,522	III Trim. 2005	Exchange rate	V		Oblig. in US$	1,030,522	18,023,063	asset	18,023,063	(488,459)	-
										liabilities	(18,335,495)
FR	CI	1,746,282	IV Trim. 2005	Exchange rate	V		Oblig. in US$	1,746,282	30,541,169	asset	30,541,169	(743,487)	-
										liabilities	(31,143,795)
FR	CI	707,418	III Trim. 2005	Exchange rate	V		Oblig. in US$	707,418	175,532	asset	175,532	6,852	-
										liabilities	(165,324)
FR	CI	1,414,836	IV Trim. 2005	Exchange rate	V		Oblig. in US$	1,414,836	351,064	asset	351,064	17,714	-
										liabilities	(318,954)
FR	CI	353,709	I Trim. 2005	Exchange rate	V		Oblig. in US$	353,709	87,766	asset	87,766	4,422	-
										liabilities	(77,514)
S	CCPE	150,000,000	III Trim. 2008	Interest rate	C		Oblig. in US$	150,000,000	-	asset	134,095	-	134,095
S	CCPE	200,000,000	II Trim. 2008	Interest rate	C		Oblig. in US$	200,000,000	-	asset	33,152	50,343	33,152

Deferred income for exchange forward contracts										liabilities	(1,720,507)	1,274,130	1,511,246
Deferred costs for exchange insurance										asset	425,818	(268,385)	(602,450)
Exchange forward contracts expensed during the period (net)												6,391,331

						Total						7,604,764	1,858,041

Types of derivatives:	Type of Contract:

FR: Forward	CCPE: Hedge contract for existing transactions

S : Swap	CCTE: Hedge contract for anticipated transactions

CI: Investment hedge contract

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

28.	Contingencies and restrictions:

	a)	Lawsuits:

		(i)	Complaints presented by VTR Telefónica S.A.:

On June 30, 2000, VTR Telefónica S.A. filed an ordinary suit for the collection of access charges in the amount of ThCh $ 2,500,000, based on the differences that would originate from the lowering of access charges rate due to Rate Decree No. 187 of Telefónica CTC Chile. First instance sentence accepted the complaint of VTR and the compensation alleged by Telefónica CTC Chile. The Company filed a motion to vacate and appeal, which is currently underway.

		(ii)	Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the sentences handed down on the matter, accepting the argument of the Company and ratifying the validity of the terminations.

There are, in addition, other lawsuits involving former employees, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a sentence favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting indemnities for various concepts.

In the opinion of Management and internal legal counsel, the risk that the Company will be required to pay indemnities in the amount claimed in the previously mentioned lawsuits, in addition to other civil and labor suits in which the Company is the defendant, is remote. Management considers it unlikely that the Company’s income and equity will be significantly affected by these loss contingencies. As a consequence, no provision has been established in relation to the indemnities claimed. Consequently provisions have been established in relation to the indemnities claimed.

		(iii)	Lawsuit against the State of Chile:

On October 31, 2001,Telefónica CTC Chile filed an administrative motion to set aside before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Rate Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, determination which they arrived at after having “carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions”, to add that such rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Upon extinguishing the administrative instances to correct the errors and illegalities involved in the tariff setting process of 1999, in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the State of Chile for the sum of Ch $181,038,411,056, plus readjustments and interest, which covers past and future damages until May 2004.

The judicial process is currently at the stage of issuing a sentence.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

28.	Contingencies and restrictions, continued:

(iv) Manquehue Net:

On June 24, 2003, Telefónica CTC Chile filed a forced compliance of contracts complaint with damage indemnity before the mixed arbitration court of Mr. Victor Vial del Río against Manquehue Net, in the amount of Ch $3,647,689,175, in addition to costs incurred during the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of a 700 services contract). After completion of the evidence period, on June 5, 2004 the arbiter called the parties together to pronounce a sentence.

On April 11, the Court notified the first instance sentence accepting the claim made by Telefónica CTC Chile condemning Manquehue to pay approximately Ch$452 million, and at the same time accepted Manquehue’s claim condemning Telefónica CTC Chile to pay 47,600 UF.

Telefónica CTC Chile filed an appeal for dismissal on the grounds of errors in the form in both cases; which are currently pending before the Court of Appeals of Santiago.

	b)	Financial restrictions:

In order to carry out its investment plans, the Company obtained financing in the local and foreign market (notes 15, 16 and 17), which established among others: maximum debt that the Company may have, interest and cash flows coverage.

The maximum debt ratio for these contracts is 1.50, whereas the interest coverage ratio cannot be less than 4.00 and lastly the cash flow ratio must be equal to or greater than 0.166.

Non-compliance with these clauses implies that all the obligations included in these financing contracts will be considered as due.

As of June 30, 2005 the Company complies with all the financial restrictions.

29.	Third party guarantees:

The Company has not received any guarantees from third parties.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

30.	Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

Description	Currency	2005	2004
		ThCh$	ThCh$

Total current assets:		302,642,317	523,826,331
Cash	Non-indexed Ch$	6,080,909	9,416,817
	Dollars	63,913	5,798,003
	Euros	47,562	29,157
Time deposits	Indexed Ch$	281,123	13,414,124
	Dollars	4,632,000	43,998,354
Marketable securities	Indexed Ch$	-	1,149,039
	Dollars	25,957,603	50,121,223
Notes and accounts receivable (a)	Non-indexed Ch$	165,603,114	221,038,549
	Dollars	35,006,106	14,921,428
	Non-indexed Ch$	15,521,995	7,168,383
Due from related companies	Dollars	1,265,804	11,845,401
	Indexed Ch$	29,567,022	57,759,412
Other current assets (b)	Non-indexed Ch$	17,810,517	45,038,798
	Dollars	190,301	42,107,611
	Euros	-	20,032
	Brazilian Real	614,348	-

Total property, plant and equipment :		1,318,744,671	1,803,995,602
Property, plant and equipment and accumulated depreciation	Indexed Ch$	1,318,744,671	1,803,995,602

Total other long-term assets		97,284,930	248,687,569
Investment in related companies	Indexed Ch$	8,524,881	7,945,150
Investment in other companies	Indexed Ch$	3,990	3,989
Goodwill	Indexed Ch$	18,766,519	157,821,916
Other long-term assets (c)	Indexed Ch$	62,659,431	52,833,115
	Non-indexed Ch$	5,302,355	12,731,918
	Dollars	2,027,754	17,351,481

Total assets		1,718,671,918	2,576,509,502

	Indexed Ch$	1,438,547,637	2,094,922,347
	Non-indexed Ch$	210,318,890	295,394,465
	Dollars	69,143,481	186,143,501
	Euros	47,562	49,189
	Brazilian Real	614,348	-

(a)	Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.

(b)	Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.

(c)	Includes the following balance sheet accounts: Long-term Debtors, Intangibles, Accumulated amortization and Others.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

30.	Local and foreign currency, continued

A summary of the current liabilities in local and foreign currency is as follows:

DESCRIPTION	Currency	Up to 90 days				90 days up to 1 year

		2005		2004		2005		2004

		Amount	Average annual interest	Amount	Average annual interest	Amount	Average annual interest	Amount	Average annual interest
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Short-term obligations with banks and
financial institutions	Non-indexed Ch$	9,275,560	3.72	-	-	-	-	19,706,973	2.98
Short-term portion of obligations with
banks and financial institutions	Indexed Ch$	259,318	-	205,956	-	-	-	-	-
	Dollars	1,492,186	4.01	5,441,032	1.74	31,845,000	3.92	85,197,147	2.21
Obligations with the public
(Commercial paper)	Non-indexed Ch$	-	-	-	-	34,060,408	4.5	35,197,935	2.27
Obligations with the public (Bonds
payable)	Indexed Ch$	-	-	1,878,710	6.75	1,419,314	5.8	1,698,372	6.59
	Dollars	4,802,777	-	9,707,067	-	90,578,760	8.38	-	-
	Euros	-	-	106,315,476	5.38	-	-	-	-
Long-term obligations maturing
within a year	Indexed Ch$	6,338	9.06	435,657	8.91	19,015	9.06	27,843	8.84
Due to related parties	Indexed Ch$	-	-	-	-	272,832	-	272,609	-
	Non-indexed Ch$	12,289,687	-	21,183,115	-	17,381,365	-	-	-
	Dollars	419,509	-	3,709,830	-	-	-	-	-
							-
Other current liabilities (d)	Indexed Ch$	-	-	-	-	-	-	11,627,387	-
	Non-indexed Ch$	120,734,565	-	138,641,301	-	116,872	-	4,475,638	-
	Dollars	6,393,077	-	17,418,880	-	2,977,837	-	-	-

TOTAL CURRENT LIABILITIES		155,673,017	-	304,937,024	-	178,671,403	-	158,203,904	-

Subtotal by currency	Indexed Ch$	265,656	-	2,520,323	-	1,828,033	-	13,626,211	-
	Non-indexed Ch$	142,299,812	-	159,824,416	-	54,419,610	-	59,380,546	-
	Dollars	13,107,549	-	36,276,809	-	122,423,760	-	85,197,147	-
	Euros	-	-	106,315,476	-	-	-	-	-

(d)	Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings taxes, Unearned Income and Other current liabilities.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

30.	Local and foreign currency, continued

A summary of the long-term liabilities in local and foreign currency is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years

		2005		2005		2005		2005

		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
LONG-TERM LIABILITIES
Obligation with banks and
financial institutions	Indexed Ch$	-	-	62,174,284	1.95	-	-	-	-
	Dollars	156,330,000	3.92	115,800,000	3.82	-	-	-	-
Bonds payable	Indexed Ch$	2,498,464	6.00	2,498,464	6.00	7,495,394	6.00	-	6.00
	Dollars	28,720,145	7.63	-	-	-	-	-	-
Other long-term liabilities (e)	Indexed Ch$	11,578,225	-	7,845,372	-	19,628,356	-	22,199,465	-
	Non-indexed Ch$	783,773	-	499,863	-	1,203,582	-	33,505,292	-

TOTAL LONG-TERM LIABILITIES		199,910,607	-	188,817,983	-	28,327,332	-	55,704,757	-

Subtotal by currency	Indexed Ch$	14,076,689	-	72,518,120	-	27,123,750	-	22,199,465	-
	Non-indexed Ch$	783,773	-	499,863	-	1,203,582	-	33,505,292	-
	Dollars	185,050,145	-	115,800,000	-	-	-	-	-

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years

		2004		2004		2004		2004

		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
LONG-TERM LIABILITIES
Obligations with banks and
financial institutions	Non-indexed Ch$	-	-	62,123,367	-	-	-	-	-
	Dollars	229,209,436	-	39,210,094	-	-	-	-	-
Bonds payable	Indexed Ch$	4,879,361	-	6,997,536	-	25,701,756	-	45,654,200	-
	Dollars	253,352,754	-	-	-	-	-	-	-
Other long-term liabilities (e)	Indexed Ch$	13,228,713	-	8,317,100	-	17,772,537	-	16,668,583	-
	Non-indexed Ch$	1,031,682	-	502,275	-	1,226,008	-	20,561,717	-
	Dollars	22,781,121	-	-	-	-	-	-	-
			-

TOTAL LONG-TERM LIABILITIES		524,483,067	-	117,150,372	-	44,700,301	-	82,884,500	-

Subtotal by currency	Indexed Ch$	18,108,074	-	77,438,003	-	43,474,293	-	62,322,783	-
	Non-indexed Ch$	1,031,682	-	502,275	-	1,226,008	-	20,561,717	-
	Dollars	505,343,311	-	39,210,094	-	-	-	-	-

(e)	Includes the following balance sheet accounts: Due to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
__________

31.		Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during 2005 and 2004.

32.		Subsequent events:

	a)	Resignation of the General Manager

On July 20, 2005, the Company’s Board of Directors accepted the resignation presented by the General Manager, Mr. Claudio Muñoz, as of August 31, 2005, and agreed to designate Mr. José Mole Valenzuela, former General Manager of Telefónica Móviles de Chile from 2000 to 2003 and current General Director of Telefónica Móviles de México, as the new General Manager, effective September 1, 2005.

33.		Environment:

In the opinion of Management and their in-house legal counsel and because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of these financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

34.		Time deposits:

The detail of time deposits is as follows:

Placement	Institution	Currency	Principal ThCh$	Rate %	Maturity	Principal ThCh$	Accrued interest	Total

30-Jun-05	AMRO BANK	US$	8,000,000	2.1000	01-jul-05	4,632,000	-	4,632,000
07-Jun-04	BCI	UF	15,963.79	0.8000	06-sep-05	280,983	140	281,123

	Total					4,912,983	140	4,913,123

35.	Accounts payable:

The detail of the accounts payable balance is as follows:

		2005	2004
		ThCh$	ThCh$

Suppliers
Chilean		55,223,513	94,429,938
Foreign		2,465,077	17,654,460
Carrier service		5,519,807	6,107,380
Provision for work in progress		6,975,902	9,213,456

	Total	70,184,299	127,405,234

36.	Other accounts payable:

The detail of other accounts payable is as follows

		2005	2004
		ThCh$	ThCh$

Exchange insurance contract payables		16,597,944	11,479,481
Billing on behalf of third parties		2,415,712	2,226,771
Accrued supports		828,398	375,532
Others		5,169,563	1,628,801

	Total	25,011,617	15,710,585

Alejandro Espinoza Querol General Accountant	Claudio Muñoz Zúñiga General Manager

50

Item 2

CTC CHILE

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
CONSOLIDATED FINANCIAL STATEMENTS
 For the six-month periods ended June 30, 2005 and 2004

Management’s Discussion and Analysis of the Consolidated Financial Statements	2

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

TABLE OF CONTENTS
1	.	Highlights		3
2	.	Volume Statistics, Property, Plant & Equipment and Statement of Income		7
3	.	Analysis of Results for the Period
		3.1	Operating Income	9
		3.2	Non-operating Income	10
		3.3	Net Income for the Period	11
4	.	Results by Business Area		11
5	.	Statement of Cash Flows		14
6	.	Financial Indicators		15
7	.	Explanation of the Main Difference Between Market
		or Economic Value and Book Value of the Company’s Assets		16
8	.	Regulatory Issues		16
9	.	Analysis of Markets, Competition and Relative Participation		23
1	0.	Analysis of Market Risk		28

Management’s Discussion and Analysis of the Consolidated Financial Statements	3

1.	HIGHLIGHTS

Consolidated Income and Figures for the Corporation’s Business Areas

Telefónica CTC Chile S.A. recorded consolidated net income of Ch$21,364 million for the six-month period ended June 30, 2005, whereas in the first half of 2004 net, income was Ch$10,099 million.

Telefónica CTC Chile’s operating income for the first half of 2005, of Ch$ 49,838 million, is 7.9% higher than the Ch$ 46,182 million reached in the first half of 2004.

At an operating level, comparisons between 2004 and 2005 show the effects of the deconsolidation of subsidiary Telefónica Móvil de Chile S.A. as of July 2004.

For comparison purposes, after excluding the effects of Telefónica Móvil in 2004, the operating margin remains constant at 17.5% for the period from January to June 2005 and 2004, whereas operating income decreased by 1.0% due to a 1.3% decrease in income, which was partly offest by a 1.5% decrease in operating costs.

Operating Income for the period excluding T. Móvil

	2004	2005	% Variation
Revenues	288,202	288,455	-1.3%

Salaries	(38,562)	(38,429)	-0.3%
Goods and services	(101,524)	(99,535)	-2.0%
Total Cost	(140,086)	(137,964)	-1.5%
EBITDA	148,116	146,491	-1.1%
Depreciation	(97,752)	(96,653)	-1.1%
Operating Income	50,364	49,838	-1.0%

Operating Margin	17.5%	17.5%	0.0%

It should be noted that as of May 6, 2004, operating income includes the effects of the tariff decree.

Non-operating income for the period ended June 30, 2005, shows a deficit of Ch$ 12,866 million, which is 37.5% less than the deficit obtained in the same period of the previous year in the amount of Ch$ 20,584 million, derived mainly from the drop in financial expenses associated with a lower level of debt and better financing conditions, a decrease in other non-operating expenses, a decrease in the level of amortization of goodwill and an increase in financial income, partly offset by a decrease in other non-operating income.

Management’s Discussion and Analysis of the Consolidated Financial Statements	4

With respect to the operating figures of the business, as of June 30, 2005, Telefónica CTC Chile’s had 2,456,807 fixed telephone lines in service, presenting an increase of 2.5% in relation to June 30, 2004. As of June 30, 2005, there were 247,551 ADSL connections, an increase of 50.5% with respect to the previous year. Long distance business traffic decreased by 23.6% in domestic long distance (DLD) and 57.8% in outgoing international long distance (ILD), for a total of 838.0 million minutes and 156.9 million minutes respectively. ATM links decreased by 5.7%, whereas dedicated IP links grew by 37.9% .

As of June 30, 2005, the Company’s personnel included 3,879 employees (excluding the staff of Telefónica Móvil S.A.), which partly explains the 17.1% decrease in comparison to June 2004. This decrease is also due to the effects of Telefónica’s restructuring process materialized in November 2004.

Decrease in Financial Debt

Telefónica CTC Chile has continued to improve its debt level through amortization and prepayment of loans, renegotiation of payment terms and interest rates of current loans and also through the overall market decline in interest rates. As of June 30, 2005, the financial debt reached Ch$542,540 million, reflecting a decrease of 41.8% compared to the financial debt of Ch$932,477 million recorded as of June 30, 2004. The decrease in indebtedness levels together with the improved financing conditions and the drop in the value of the dollar translated into a 32.5% decrease in financial expenses in the first half of 2005.

Tariff Setting Process for Telefónica CTC Chile (Local Telephony)

On May 4, 2004, the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction issued Tariff Decree No. 169, which they sent along with the supporting report to the Chilean Comptroller for legislative review.

On June 2, Telefónica CTC Chile S.A. filed two presentations to the Chilean General Comptroller within the process of recording Tariff Decree No. 169. The first presentation denounced manifest mathematical errors in Decree 169 and requested the authorities to correct them. The second presentation included the legal objections relating to conceptual aspects that have an impact on the definition and scope of the services included in the decree. In both presentations the Company expressly reserves the right to take jurisdictional actions.

Entel, Chilesat and Telmex filed a complaint with the Chilean General Comptroller against tariff Decree No. 169, objecting to scaling of access charges and the criteria for cost allocation of the various tariffs.

On September 16, 2004, the Ministries issued their report to the Chilean General Comptroller in relation to the impugnation formulated by Telefónica CTC Chile, Chilesat, Entel and Telmex. In this respect, the Ministries reported that as a result of the review of the tariff model, a large part of the mathematical errors denounced by Telefónica CTC Chile were corrected, notwithstanding that other errors apparently contained in the mentioned tariff decree were also corrected.

The Ministries defended the assignment of costs for access charges of Decree No. 169, indicating that such criteria is in accordance with the resolutions of antitrust agencies and pursuant to the Technical Economic Basis.

Management’s Discussion and Analysis of the Consolidated Financial Statements	5

With regard to the conceptual aspects claimed by Telefónica CTC Chile that impact the definition and scope of the services included in the decree, the Ministries rejected them, as well as the appeals of Entel, Chilesat and Telmex.

On October 4, 2004, Telefónica CTC Chile appealed again to the Chilean General Comptroller, in order to request correction of new mathematical errors incurred by the Ministries precisely at the moment of correcting the errors denounced by Telefónica CTC Chile. Likewise, there was insistence on certain conceptual aspects.

Subtel reentered Decree No. 169 to the Chilean General Comptroller on December 30, 2004, prior modification of certain tariffs of Network Unbundling services, in the item “Adjustment of Civil Works”. Likewise, Subtel once again modified among other tariffs those of item “Adjustment of Civil Works”, reentering Decree No. 169 to the Chilean General Comptroller on January 14, 2005.

In addition, in January 2005, Entel and Telmex filed new presentations to the Chilean General Comptroller, where Entel made appeals regarding the tariffs set by the Ministries for providing “Adjustment of Civil Works,” and Telmex provided additional information that sustained that access charges tariffs must be based on direct cost.

On February 8, 2005, the Chilean General Comptroller placed Tariff Decree No. 169 under legislative review. The General Comptroller’s Report does not accept the appeals formulated by Telefónica CTC and does not make a pronouncement on the new mathematical errors denounced in October 2004. The appeals of Telmex, Chilesat and Entel were rejected by the Chilean General Comptroller.

On February 11, 2005 Tariff Decree No. 169 was published in the Official Gazette. Telefónica CTC Chile enabled in its systems the application of the new tariffs to customers and began the rebilling process as of May 6, 2004.

Tariff Flexibility

The Official Gazette of February 26, 2004, published Decree No. 742, of December 24, 2003, issued by the Ministry of Transportation and Telecommunications, which regulates conditions (without restrictions as to levels or structure) of the offer of diverse plans and joint offers that can be offered by the dominant operators of the local telephone public service.

The tariff flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, adhering to the general framework for the application of the flexibility that must be defined by the authority, without requiring authorization for each plan.

Telefónica CTC Chile started offering alternatives to the regulated plan in order to adapt to customer’s needs.

Management’s Discussion and Analysis of the Consolidated Financial Statements	6

Dividend Policy,

On September 21, 2004, the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. agreed to modify the policy for distributing dividends from 30% to 100% of net income for each year through an interim dividend in November of each year and a final dividend that will be proposed at the General Shareholders’ Meeting. In this context, the Board agreed to distribute an interim dividend against 2004 income for the year, for the total sum of Ch$124,430 million in November 2004 (equivalent to US$ 200 million).

In January 2005, the Board agreed to propose to the Extraordinary Shareholders’ Meeting payment of a final dividend of Ch$ 58.84591 per share charged to 2004 net income; thus complying with the mentioned dividends policy. Likewise it was agreed to propose to the next Ordinary Shareholders’ Meeting payment of an eventual dividend of Ch$ 50.99095 pesos per share, with a charge to retained earnings as of December 2004.

The Ordinary Shareholders’ Meeting held on April 14, 2005 agreed to the distribution of both the final and eventual dividends. In addition, the Dividends Policy for 2005 and future years was made known as mentioned in the first paragraph of this section.

Management’s Discussion and Analysis of the Consolidated Financial Statements	7

2. VOLUME STATISTICS, PROPERTY, PLANT AND EQUIPMENT AND STATEMENTS OF INCOME

     TABLE No, 1
VOLUME STATISTICS

DESCRIPTION	JUNE 2004	JUNE 2005

			VARIATION
			Q	%

Lines in Service at (end of period)	2,397,404	2,456,807	59,403	2.5%
Total Average Lines in Service	2,410,217	2,439,429	29,212	1.2%
Local calls (millions) (1)	2,323	2,193	(130)	-5.6%
Inter-primary DLD Minute (2) (thousands)	1,096,419	838,002	(258,417)	-23.6%
Total ILD Minutes (3) (thousands)	574,235	373,672	(200,563)	-34.9%
ILD Minute Outgoing (incl. Internet)	371,371	156,854	(214,517)	-57.8%
ILD Minutes Incoming	202,865	216,818	13,953	6.9%
Line Connections	164,125	185,355	21,230	12.9%
ADSL Connections in Service	164,513	247,551	83,038	50.5%
Permanent Personnel Telefónica CTC Chile (4)	2,966	2,908	(58)	-2.0%
Permanent Personnel Subsidiaries (4)(5)	1,714	971	(743)	-43.3%
Total Corporate Personnel (4)	4,680	3,879	(801)	-17.1%

1.	Does not include calls from public phones owned by the Company.

2.	DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

3.	ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

4.	Does not include staff with contracts for determined term.

5.	In 2004 includes Móviles.

TABLE N° 2
CONSOLIDATED NET PROPERTY, PLANT AND EQUIPMENT
(Figures in millions of pesos as of June 30, 2005)

DESCRIPTION			VARIATION
	JUNE 2004	JUNE 2005	MCh$	%

Land, Infrastructure, Machinery and Equipment	4,097,100	3,564,467	(532,633)	-13.0%
Projects and Works in Progress	93,999	58,935	(35,064)	-37.3%
Accumulated Depreciation	(2,387,104)	(2,304,658)	82,446	-3.5%
NET PROPERTY, PLANT & EQUIPMENT	1,803,995	1,318,744	(485,251)	-26.9%

Management’s Discussion and Analysis of the Consolidated Financial Statements	8

TABLE N° 3
CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD
ENDED AS OF JUNE 30, 2005 AND 2004
(Figures in millions of pesos as of 06.30.05)

DESCRIPTION	Jan - Jun	Jan - Dec	Jan - Jun	VARIATION (2005/2004)

	2004	2004	2005	MCh$	%

OPERATING REVENUES
FIXED TELECOMUNICATIONS	209,965	426,444	215,907	5,942	2.8%
Basic Telephony	152,122	302,850	147,379	(4,743)	3.1%
Fixed Monthly	75,194	148,273	64,975	(10,219)	-13.6%
Variable charge	62,485	119,376	49,404	(13,081)	-20.9%
Connections and Other Installations	2,076	3,935	1,453	(623)	-30.0%
Flexible Plans (Minutes)	34	8,779	18,567	18,533	N/A
Value Added Services	8,816	17,258	9,977	1,161	-13.2%
Others Basic Telephony Services	3,517	5,229	3,003	(514)	-14.6%
BROADBAND	11,084	25,413	18,331	7,247	65.4%
ADSL	7,873	19,135	15,170	7,297	92.7%
Internet Connection for Companies	3,211	6,278	3,161	(50)	-1.6%
Access Charges and Interconnections (1)	13,587	31,902	21,156	7,569	55.7%
Domestic Long Distance	4,326	10,222	5,389	1,063	24.6%
International Long Distance	1,194	2,835	1,408	214	17.9%
Access Charges Mobile - Fixed	3,580	7,821	6,755	3,175	88.7%
Other Interconnection Services	4,487	11,024	7604	3,117	69.5%
Other Local Telephone Services	33,172	66,279	29,041	(3,990)	-12.0%
Advertising in Telephone Directories	1,530	5,941	1,455	(75)	-4.9%
ISP (Switchboard and Dedicated)	1,379	3,149	1,313	(66)	-4.8%
Telemergencia (Security Services)	3,149	6,748	3,767	618	19.6%
Public Phones	5,644	10,946	5,106	(538)	-9.5%
Interior Installation and Equipment Rental	16,291	31,588	15,097	(1,194)	-7.3%
Equipment Marketing	5,179	7,907	2,303	(2,876)	-55.5%
LONG DISTANCE	30,794	62,204	30,327	(467)	-1.5%
Long Distance	13,118	24,870	11,867	(1,251)	-9.5%
International Service	12,535	24,166	11,131	(1,404)	-11.2%
Network capacity and circuit rentals	5,141	13,168	7,329	2,188	42.6%
CORPORATE COMMUNICATIONS	40,026	83,736	36,748	(3,278)	-8.2%
Terminal Equipment	6,483	13,711	5,976	(507)	-7.8%
Complementary Services	9,030	16,871	6,766	(2,264)	-25.1%
Data Services	15,758	31,462	14,572	(1,186)	-7.5%
Dedicated links and others	8,755	21,692	9,434	679	7.8%
MOBILE COMMUNICATIONS	133,577	133,577	-	(133,577)	N/A
Mobile Communications (outgoing traffic)	94,513	94,513	-	(94,513)	N/A
CPP Interconnection (2)	39,064	39,064	-	(39,064)	N/A

OTHER BUSINESSES (3)	1,521	3,962	1,473	(48)	-3.2%

TOTAL OPERATING REVENUES	415,883	709,923	284,455	(131,428)	-31.6%

OPERATING COSTS	(278,436)	(448,894)	(171,776)	106,660	-38.3%
Salaries	(28,954)	(48,526)	(19,848)	9,106	-31.4%
Depreciation	(131,435)	(221,883)	(91,900)	39,535	-30.1%
Other Operating Costs	(118,047)	(178,485)	(60,028)	58,019	-49.1%
ADMINISTRATIVE AND SELLING COSTS	(91,265)	(160,884)	(62,841)	28,424	-31.1%

TOTAL OPERATING COSTS	(369,701)	(609,778)	(234,617)	135,084	-36.5%

OPERATING INCOME	46,182	100,145	49,838	3,656	-7.9%

Interest Income	3,700	9,379	5,208	1,508	40.8%
Other Non-operating Income	8,006	480,246	1,409	(6,597)	-82.4%
Income from Investment in Related Companies (4)	87	547	708	621	N/A
Interest Expenses	(23,525)	(54,595)	(15,888)	7,637	-32.5%
Amortization of Goodwill	(5,881)	(141,806)	(766)	5,115	-87.0%
Other Non-operating Expenses	(5,882)	(24,917)	(3,741)	2,141	-36.4%
Price-level Restatement	2,911	9,072	204	(2,707)	-93.0%

NON-OPERATING INCOME	(20,584)	277,926	(12,866)	7,718	-37.5%

INCOME BEFORE INCOME TAX	25,598	378,071	36,972	11,374	44.4%

Income taxes	(15,573)	(63,019)	(15,624)	(51)	0.3%
Minority Interest	74	(286)	16	(58)	-78.4%

NET INCOME (5)	10,099	314,766	21,364	11,265	111.5%
(1)	Due to accounting consolidation does not include access charges of 188 Mundo Telefónica and Globus.
(2)	Corresponds to income recorded in Telefónica Móvil.
(3)	Includes revenues from Tgestiona, Telepeajes and Tecnonautica
(4)	For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).
(5)	For comparative purposes certain reclassifications have been made for 2004 statements of income.

Management’s Discussion and Analysis of the Consolidated Financial Statements	9

3.	ANALYSIS OF INCOME FOR THE PERIOD

3.1 OPERATING INCOME

Operating income for the six months ended June 30, 2005 was Ch$ 49,838 million, which represents an increase of 7.9% in comparison to the first half of the previous year. This increase shows, among other effects the deconsolidation of Telefónica Móvil de Chile S.A. as of July 2004, company that during the first half of the year had an operating deficit.

Operating Revenues

Operating revenues for the year amounted to Ch$284,455 million presenting a decrease of 31.6% in relation to revenues obtained in the first half of 2004 which reached Ch$415,883 million.

This variance is mainly because the first half of 2005 does not include income from mobile services, due to the deconsolidation of subsidiary Telefónica Móvil de Chile S.A. in July 2004, together with a decrease in income from long distance and corporate communications, compensated in part by a growth in fixed telecommunications income.

Revenues from Fixed Telecommunications: Revenues from fixed telecommunications increased by 2.8% due to the effects of a 3.1% decrease in basic telephony in respect to the previous year, a 20.9% decrease in the level of variable charges, which shows the effect of lower income derived from the application of the new tariff decree, a drop in traffic per line and migration of customers to flexible plans recorded in the first half of 2005. Fixed income, which corresponds to the monthly fixed charge for network connection showed a 13.6% drop, mainly explained by the incorporation of customers to flexible plans, offset by the effect of greater income from the application of the new tariff decree. Consequent with the above, the incorporation of customers to flexible plans positively contributed to a Ch$18,533 million increase in income. Revenues from connections and other installations were situated 30.0% below the value reached in the first half of the previous year, while value added services grew by 13.2% partly due to an increase in advanced corporate services, whereas other basic telephone income shows a drop of 14.6% .

During the first half of 2005, broadband services showed a 65.4% growth, reaching Ch$18,331 million in 2005 while in the same period the previous year revenues from these services amounted to Ch$11,084 million.

Access charges and interconnections increased by 55.7%, mainly due to a 69.5% increase in other interconnection services, featuring the increase in media rental services, carrier information and connection services and unbundling services, together with an 88.7% increase in mobile and fixed connection charges. It should be noted that these increases have been influenced by recognition in 2005 of revenues from these services generated with Telefónica Móvil. In addition, greater revenues from domestic and international long distance charges were obtained, equivalent to 24.6% and 17.9%, respectively.

Other local telephone services decreased by 12.0%, equivalent to Ch$3,990 million explained basically by the Ch$2,876 million drop in revenues from sale of equipment and Ch$1,194 million in revenues from interior installations and equipment rental.

Management’s Discussion and Analysis of the Consolidated Financial Statements	10

Long Distance: Revenues from these services decreased by 1.5% in comparison to 2004, due to a decrease of 9.5% and 11.2% in DLD and ILD, respectively, situation that was influenced by a decrease in outgoing long distance prices, a 23.6% drop in DLD traffic and a 57.8% drop in outgoing ILD traffic. The above is partly offset by the incorporation of revenues from media and circuit rental to Telefónica Móviles de Chile, as of July 2004.

Corporate Communications: This business revenue shows an 8.2% decrease in respect to the first half of the previous year, mainly due to a 25.1% drop in revenues from complementary services together with a 7.8% decrease in income from sale of terminal equipment and a 7.5% decrease in data services, partly offset by a 7.8% increase in revenues from circuits and others.

Mobile Communications: No revenues for this concept were recorded in the first half of 2005 due to the deconsolidation of this business as result of the sale of Telefónica Móvil de Chile S.A. in July 2004. In the same period of 2004 these revenues amounted to Ch$133,577 million.

Other Businesses: This revenue shows a 3.2% drop mainly due to the decrease in revenues from toll services.

Operating Costs

Operating costs for the year reached Ch$ 234,617 million, decreasing by 36.5% in relation to the first half of 2004, period in which they reached Ch$369,701 million, notwithstanding that when the mobile operations are excluded, consolidated operating costs reached Ch$ 234,617 decreasing by 1.4% in relation to 2004.

This is mainly explained by a general decrease in the level of expenses, mainly in goods and services and depreciation due to the efforts displayed in the efficient use of the resources applied by the Company in the last years.

3.2 NON-OPERATING INCOME

Non-operating income obtained in the period ended June 30, 2005 shows a deficit of Ch$12,866 million, figure that is lower than the non-operating deficit for the same period in 2004 of Ch$20,584 million. The variation in non-operating income is broken down in the following manner:

Financial income shows an increase of 40.8%, which mainly includes interest on accounts receivable from the sale of the information application.

Other non-operating income shows an 82.4% decrease mainly due to a drop in other revenues together with lower income from fines to suppliers and indemnities, compensated in part by net income from the sale of recovered materials and real estate rental. In addition 2004 includes net income from the sale of the investment held in Publiguías, compensated in part in 2005 by net income from the sale of shares of Intelsat.

Financial expenses decreased by 32.5% in 2005, mainly due to lower financial debt, renegotiation of current loan rates, the low in market interest rates and the effect of the drop in the exchange rate.

Management’s Discussion and Analysis of the Consolidated Financial Statements	11

Amortization of goodwill presents a decrease of Ch$5,115 million in relation to the first half of 2004, corresponding mainly to amortization of goodwill from the investment in subsidiary Telefónica Móvil de Chile, sold during 2004.

Other non-operating expenses decreased by 36.4%, due mainly to restructuring costs recognized in the first half of 2004, effect that was compensated by greater severance indemnity expenses in lawsuits and the increase in depreciation of property, plant and equipment not in service.

Price-level restatement in the first half of 2005 recorded net income of Ch$204 million, originated mainly by the changes in the CPI and the Unidad de Fomento. It should be noted that a 100% hedge has been maintained for exchange rate fluctuation and 70% hedge for interest rate. The Company’s exchange rate (peso-dollar) hedge policy in great measure was able to neutralize the effects of the exchange rate variation in 2004 and 2005.

3.3 NET INCOME FOR THE PERIOD

In the first half of 2005 the net income totaled Ch$ 21,364 million, whereas in the first half of 2004 net income reached Ch$10,099 million. The improved result obtained in 2005 in comparison to 2004, is due to a 7.9% increase in the operating surplus and a decrease in non-operating deficit equivalent to 37.5%, effects that were slightly compensated by an increase in the income tax level.

4	RESULTS BY BUSINESS AREA

Fixed Telephony Business: Presented net income of Ch$7,829 million in the first half of 2005, situation that positively compares to the deficit of Ch$22 million recorded the previous year, due to higher operating income and lower taxes.

Corporate Communications Business: This business contributed net income of Ch$5,189 million during the period, a 41.0% decrease in relation to the first half of 2004 which shows net income of Ch$8,788 million, mainly due to 34.1% lower operating income.

Long Distance Business: As of June 30, 2005 shows net income of Ch$7,873 million, a 19.0% decrease in relation to the first half of the previous year. This variation is composed of a 24.2% decrease in operating income partly offset by an increase in the non-operating surplus in the amount of Ch$1,222 million (Ch$343 million in 2004).

Mobile Business: due to the deconsolidation of Telefónica Móviles de Chile S.A. in July 2004, the mobile business only shows revenues in 2004, recording a loss of Ch$ 8,193 million.

Other Businesses: the businesses as a whole generated net income of Ch$473 million and operating net income of Ch$396 million in the first half of 2005, whereas during the previous year they recorded a net loss of Ch$190 million with an operating loss of Ch$77 million. These businesses mainly include toll services ( Telepeajes ), Tecnonautica and shared services (T. Gestiona ).

The following graph shows the contribution of each business area to the corporate results:

Management’s Discussion and Analysis of the Consolidated Financial Statements	12

REVENUES AND COSTS BY BUSINESS
AS OF JUNE 30, 2005 AND 2004
(Figures in millions of pesos as of 06.30.05)

	Fixed Telecomunications			Corporate Communications			Long Distance			Mobile Telephones			Others

	Jan-Jun 2004	Jan-Dec 2004	Jan-Jun 2005	Jan-Jun 2004	Jan-Dec 2004	Jan-Jun 2005	Jan-Jun 2004	Jan-Dec 2004	Jan-Jun 2005	Jan-Jun 2004	Jan-Dec 2004	Jan-Jun 2005	Jan-Jun 2004	Jan-Dec 2004	Jan-Jun 2005

Operating Revenues	245,231	494,706	245,425	49,758	102,503	42,483	44,435	88,917	40,669	138,237	138,237	0	(8,545)	18,845	8,116
Revenues	209,965	426,444	215,907	40,026	83,736	36,748	30,794	62,204	30,327	133,577	133,577	0	(1,521)	3,962	1,473
Intercompany Transfers	35,266	68,261	29,518	9,732	18,766	5,735	13,641	26,713	10,342	4,660	4,660	0	(7,024)	14,883	6,643

Operating Expenses	(220,349)	(435,456)	(214,183)	(38,848)	(81,994)	(35,291)	(32,471)	(69,649)	(31,595)	(142,426)	(141,721)	0	(8,622)	(17,474)	(7,720)
Payroll	(30,158)	(59,270)	(29,256)	(4,438)	(9,208)	(5,066)	(1,246)	(2,995)	(1,162)	(8,686)	(8,663)	0	(2,746)	(5,513)	(2,945)
Depreciation	(86,422)	(171,485)	(86,493)	(6,042)	(11,654)	(4,896)	(5,221)	(10,434)	(5,174)	(36,855)	(36,244)	0	(68)	(171)	(90)
Goods and Services	(66,527)	(132,968)	(70,162)	(7,669)	(20,798)	(8,043)	(17,458)	(39,581)	(17,278)	(90,982)	(90,913)	0	(5,183)	(9,681)	(4,052)
Intercompany Transfers	(37,242)	(71,733)	(28,272)	(20,699)	(40,334)	(17,286)	(8,546)	(16,639)	(7,981)	(5,903)	(5,901)	0	(625)	(2,108)	(633)

Operating Income	24,882	59,250	31,242	10,910	20,509	7,192	11,964	19,268	9,074	(4,189)	(3,484)	0	(77)	1,371	396

Non-operating Income and Expenses
Financial Expenses	(23,024)	(54,079)	(15,882)	(25)	(40)	3	-	(1)	(4)	(473)	(473)	0	(2)	(2)	(6)
Other Income and Expenses	2,359	337,469	2,803	(64)	(353)	(693)	542	(4,333)	941	163	(343)	0	(60)	(123)	(28)
Intercompany Transfers	7,900	8,918	1,303	71	193	299	(199)	(613)	285	(5,070)	(5,068)	0	(10)	5	47

Non-operating Income	(12,765)	292,308	(11,776)	(18)	(200)	(391)	343	(4,947)	1,222	(5,380)	(5,885)	0	(72)	(120)	13

R.A.I.I.D.A.I.E (*)	121,563	577,122	121,841	16,959	32,003	11,694	17,528	24,756	15,474	27,759	27,349	0	(79)	(79)	505

Taxes and Other	(12,139)	(56,301)	(11,637)	(2,104)	(4,346)	(1,612)	(2,592)	(3,888)	(2,423)	1,376	1,354	0	(41)	(124)	64

Income After Taxes	(22)	295,257	7,829	8,788	15,963	5,189	9,715	10,433	7,873	(8,193)	(8,015)	0	(190)	1,127	473

(*) R.A.I.I.D.A.I.E. : Income before taxes, interest, depreciation, amortization and extraordinary items.

GRAPH OF NET INCOME (LOSS) BY BUSINESS
AS OF JUNE 30, 2005 AND 2004
(Figures in millions of pesos as of 06.30.05)

Management’s Discussion and Analysis of the Consolidated Financial Statements	13

5. STATEMENT OF CASH FLOWS

TABLE No. 4
 CONSOLIDATED CASH FLOWS
 (Figures in millions of pesos as of June 30, 2005)

DESCRIPTION			VARIATION
	JAN-JUN 2004	JAN-JUN 2005	MCh$	%

Net cash from operating activities	86,383	84,625	(1,758)	-2.0%

Net cash from financing activities	24,343	(187,155)	(211,498)	N.A.

Net cash from investing activities	(49,697)	(42,534)	7,163	-14.4%

Effect of inflation on cash and cash
equivalents	(657)	(964)	(307)	46.7%.

Net change in cash and cash
equivalents for the period	60,371	(146,028)	(206,399)	C.S.

The negative variation of Ch$ 146,028 million in cash flows for 2005 compared to the positive variation of Ch$ 60,371 million in 2004, is derived from the greater amortization of cash flows and prepayment destined to decrease the financial debt of Telefónica and due to payment of dividends in the first half of 2005, both effects in relation to the same period the previous year. The negative variation in cash flows was partly compensated by the lower levels of cash flows destined to investment activities.

Management’s Discussion and Analysis of the Consolidated Financial Statements	14

6. FINANCIAL INDICATORS

TABLE No. 5
 CONSOLIDATED FINANCIAL INDICATORS

DESCRIPTION	JAN-JUN 2004	JAN-DEC 2004	JAN-JUN 2005

LIQUIDITY RATIO
Current Ratio	1.13	1.21	0.91
(Current Assets / Current Liabilities)

Acid Ratio	0.27	0.25	0.11
(Most liquid assets / Current Liabilities)

DEBT RATIOS
Debt Ratio
(Total Liabilities / Shareholders’ Equity)	0.92	0.92	0.89

Long-term Debt Ratio	0.62	0.62	0.59
(Long-term Liabilities / Total Liabilities)

Financial Expenses Coverage	1.93	7.75	3.00
(Income Before Taxes and Interest / Interest Expenses)

RETURN AND NET INCOME PER SHARE RATIO
Operating Margin
(Operating Income / Operating Revenues)	11.1%	0.14%	17.5%

Operational Income Return	2.4%	5.3%	3.6%
(Operating Income / Net Property, Plant and Equipment (1) )

Net Income per Share	$10.3	$323	$22.3
(Net Income / Average number of paid shares each year)

Return on Equity	0.75%	27.0%	2.24%
(Income / Average shareholders’ equity)

Profitability of Assets	0.39%	14.0%	1.19%
(Income/Average assets)

Operating Assets Yield	0.55%	19.13%	1.59%
(Net income / Average operating assets (2))

Return on Dividends	1.1%	42.4%	6.9%
(Paid dividends / Market Price per Share)

ACTIVITY INDICATORS
Total Assets	M$	2,576,510	M$	1,913,567	M$	1,718,550
Sale of Assets	M$	3,287	M$	210,043	M$	459
Investments in other companies and property, plant and	M$	48,290	M$	85,110	M$	28,465
equipment
Inventory Turnover		3.80		3.48		2.51
(Cost of Sales / Average Inventory)
		94.6		103.5		143.21
Days in Inventory
(Average Inventory / Cost of sales times 360 days)

(1)	Figures at the beginning of the period, restated.
(2)	Property, plant and equipment are considered operating assets

Management’s Discussion and Analysis of the Consolidated Financial Statements	15

From the previous table we highlight the following:

The common liquidity ratio shows a decrease due to a 42.2% drop in current assets, whereas current liabilities decreased by 27.8%, as a product of the decrease in financial debt in comparison to the first half of the previous year. Both effects were influenced by the effects of the deconsolidation of the mobile business.

The decrease in the debt ratio is explained by a 34.5% drop in the level of demand liabilities, whereas shareholders’ equity decreased by 32.2%, mainly due to the distribution of retained earnings through payment of dividends.

7.	EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY’S ASSETS

Due to market inaccuracies regarding the capital assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value of zero or close to zero, which have a market value, which compared to the book value is not significant in respect to the Company’s assets taken as a whole.

In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been set up, when the market value is less than the book value.

8. REGULATORY ASPECTS

Fixed Telephony Tariff Decree

Decree No. 187 is in effect as of May 5, 1999. It establishes maximum tariffs for Telefónica CTC Chile for local telephone services and interconnection services for a period of 5 years, which expired on May 5, 2004.

The main services subject to regulation of tariffs are: Telephone Line Service (formerly fixed charge), Local Measured Service, Local Tranche, Access Charges, Communications Service from Public Telephones and Network Unbundling Services.

In relation to the procedure to be followed for setting tariffs for services subject to tariff regulation, on January 13 , 2003, Telefónica CTC Chile requested the Antitrust Commission to liberate tariffs in specific geographic areas and to define telephone services which will be subject to tariff regulation in areas where the market conditions are not sufficient to guarantee a freedom of tariffs regime and that they determine that Telefónica CTC Chile has the right to offer alternative tariff plans without prior authorization.

Along with the tariff-setting process of Telefónica CTC Chile, Subtel began the tariff-setting process for public services provided by Entelphone in Easter Island and the tariffs for interconnection services (access charges) provided by Entelphone, CMET, Telesat and Manquehue Net.

Management’s Discussion and Analysis of the Consolidated Financial Statements	16

On April 30, Telefónica CTC presented to Subtel its Technical Economic Bases for the Tariff Setting Study for the services provided by Telefónica CTC Chile to other public telephone concessionaries, to intermediate services concessionaries, which provide long distance telephone services, and to suppliers of complementary services.

On May 20, 2003, the Resolutive Commission issued Resolution No. 686 which defines the services subject to tariff setting by the Ministries of Economy and Transportation and Telecommunications, which are similar to those established for the 1999 – 2004 period. The mentioned Resolution No. 686 rejects the petition for deregulated tariffs for the specific primary zones requested by Telefónica CTC Chile, and in relation to the request for tariff flexibility, informed favorably by the Regulator, the Resolutive Commission did not make a specific pronouncement in spite of the fact that most of its members were in favor of making a pronouncement, whereas the rest of the members considered that such matters did not correspond to that Commission. By request from Telefónica CTC Chile, the Resolutive Commission clarified Resolution No. 686, dictating to this effect Resolution No. 709, which disposed that notwithstanding the rate setting by the administrative authority, the dominant operators could offer lower tariffs or different plans under the conditions defined by the respective authority.

On May 30, 2003, Subtel submitted to Telefónica CTC Chile the Preliminary Technical Economic Basis. Telefónica CTC Chile formulated 84 controversies to the Preliminary Technical Economic Basis of Subtel and requested the formation of an Experts Commission as defined by law and in the Regulations that govern the procedure, advertising and participation of the tariff setting process.

The Experts Commission was officially formed on June 17, composed of experts designated by Telefónica CTC Chile and Subtel, and issued its report on July 17, 2003, making a unanimous pronouncement on all the controversies, with the exception of only one which was approved by majority.

On July 25, 2003, Subtel issued Exempt Resolution No. 827 of 2003 which sets the Final Technical Economic Basis that guides the tariff study to set the levels, structure and indexation mechanisms of the services provided by Telefónica CTC Chile that are subject to tariff setting.

Entelphone, CMET, Manquehue Net and Telesat did not formulate controversies to the Preliminary TEB. Consequent with the above, Subtel dictated the Final Technical Economic Basis for the respective companies.

On November 6, 2003 Telefónica CTC Chile, presented the Tariff Study that sets the levels, structure and indexation mechanisms of the services subject to tariff regulation.

Management’s Discussion and Analysis of the Consolidated Financial Statements	17

On March 5, 2004, the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction presented their Report on Objections and Counterproposals to the Tariff Study filed by Telefónica CTC Chile on November 6, 2003. The Company requested the formation of an Expert Commission, which was officially established on March 12, 2004. This Commission issued its report on April 2, 2004 ruling on the queries posed by Telefónica CTC Chile.

On April 4, 2004, Telefónica CTC Chile filed its Report on Amendments and Reiteration for the Tariff Study with the Ministries. This report included the recommendations of the Expert Commission and reiterated support for those matters not subject to the Commission’s opinion.

On May 4, 2004 the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction issued Tariff Decree No. 169, which they sent together with the supporting report to the Chilean General Comptroller for legislative review.

On June 2, 2004, Telefónica CTC Chile filed two presentations with the Chilean General Comptroller as part of the decree’s legislative review process. The first reported mathematical errors in the decree and requested that the authorities correct them. The second presentation outlined legal objections regarding the conceptual aspects of the decree affecting the definition and the scope of the services included therein. Both presentations expressly reserved the Company’s right to take action before the competent courts.

Entel, Chilesat and Telmex filed a complaint with the Chilean General Comptroller against Tariff Decree No. 169, objecting to the assignment of costs of access charges and the criteria for cost assignation of the different tariffs.

On September 16, 2004 the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction issued their report to the Chilean General Comptroller in response to the appeals formulated by Telefónica CTC Chile, Chilesat, Entel and Telmex. In this respect, the Ministries informed that as a result of the review of the tariff model many of the mathematical errors claimed by Telefónica CTC Chile were corrected and they also made further corrections to the Tariff Decree.

In turn the Ministries defended the assignment of cost of access charges in T.D. 169, stating that such criteria has been made in conformity with the resolutions of antitrust organizations and those prescribed by the Technical Economic Basis established for this tariff process.

With regard to the conceptual aspects claimed by Telefónica CTC Chile affecting the definition and scope of the services included in the decree, the Ministries rejected them along with the appeals of Entel, Chilesat and Telmex.

On October 4, 2004 Telefónica CTC Chile appealed again to the Chilean General Comptroller in order to request the correction of mathematical errors incurred by the Ministries precisely at the moment of correcting the errors denounced by Telefónica CTC Chile. Likewise, there was insistence on certain conceptual aspects.

Subtel once again submitted Decree No. 169 to the Chilean General Comptroller on December 30, 2004 modifying certain network unbundling services tariffs, in the item “Adjustment of Civil Works”. Likewise, Subtel once again modified among other tariffs those of item “Adjustment of

Management’s Discussion and Analysis of the Consolidated Financial Statements	18

Civil Works”, and resubmitted Decree No. 169 to the Chilean General Comptroller on January 14, 2005.

In addition, in January 2005, Entel and Telmex filed new presentations to the Chilean General Comptroller, where Entel objects to the tariffs set by the Ministries for providing “Adjustment of Civil Works” and on its part Telmex accompanies information that sustains that access charge tariffs must be based on direct cost.

On February 8, 2005, the Chilean General Comptroller has Tariff Decree No. 169 under legislative review. The General Comptroller’s Report does not accept the appeals formulated by Telefónica CTC and does not make a pronouncement on the new mathematical errors denounced in October 2004. The appeals of Telmex, Chilesat and Entel were rejecter by the Chilean General Comptroller.

On February 11, 2005 Tariff Decree No. 169 was published in the Official Gazette. Telefónica CTC Chile enabled in its systems the application of the new tariffs to customers and began the rebilling process as of May 6, 2004

Tariff Flexibility

By means of Resolution No. 709 of October 13, 2003, the Resolutive Commission decided to: “Accept the request on fs 476 of Compañía de Telecomunicaciones de Chile S.A., only in respect to that it is necessary to clarify Resolution No. 686, of May 20, 2003, recorded on fs. 440, in the sense that the resolution implies that the market conditions are insufficient to ensure a free pricing system, therefore a maximum rate must be set. Lower tariffs or plans may be offered, but the conditions of these, which protect and provide due guarantees to the user from those in dominant positions in the market, must be regulated by the respective authority.”

The Official Gazette of February 26, 2004 published Decree No. 742 of December 24, 2003, issued by the Ministry of Transport and Telecommunications, which establishes the regulations that govern, without restrictions as to levels or structure, the conditions under which various plans and joint offers can be offered by the dominant operators of the local telephone public service.

Tariff flexibility allows Telefónica CTC Chile to offer its customers diverse commercial plans other than the regulated plan, stipulated by the authority, in accordance with the conditions so defined for that purpose by the respective authority.

Telefónica CTC Chile started offering alternatives to the regulated plan in order to adapt to customer’s needs.

Mobile Telephony Tariff Decree

Decree No. 97 is in effect as of February 12, 1999. It establishes maximum tariffs for Telefónica Móvil S.A for interconnection services, including mobile access charges, for a period of five years, which expired on February 12, 2004.

On July 25, 2003, Telefónica Móvil de Chile S.A. presented the Tariff Study to set the tariffs for services subject to regulation.

Management’s Discussion and Analysis of the Consolidated Financial Statements	19

On January 20. 2004, the Ministries, by means of a decree set the levels, structure and indexation mechanisms of the services subject to tariff setting. That decree was submitted for acceptance by the Chilean General Comptroller, together with the supporting report.

On April 12, 2004, the Chilean General Comptroller accepted the decrees that set the tariffs for access charges for mobile telephony companies. The tariff decrees were published in the Official Gazette of April 14, 2004.

Modifications to the Regulatory Framework

Telephone attention of complaints and gratuity of communications destined to emergency services

Decree No. 590 of the Ministry of Transportation and Telecommunications mandates free access for communications destined to levels of emergency services 131, 132 and 133 and communications destined to emergency services are exempt from service disconnection; the obligation of the telephone companies to attend to complaints through the telephone is established and a new 105 number for special services is created for his purpose. In this respect, Telefónica CTC Chile had already incorporated the gratuity of those communications as of May 6, 2004 based on the coming into force of tariff decree No. 169 and, in turn, attention of claims by telephone had been established since the end of 2000 through its special 107 number. In terms of enabling emergency communications from lines subject to service disconnection, Telefónica CTC Chile provided this service on lines connected to exchanges that had the capacity and functionality to maintain access to emergency services even when service is cut off due to subscriber delinquency.

New format of Single Telephone Bill.

Decree No. 510 of the Ministry of Transportation and Telecommunications establishes the minimum contents and other elements of the Single Telephone Bill and sets a period of 120 days, which expires on April 6, 2005, to apply the provisions established in the mentioned decree.

Technical Standard that classifies complementary services into categories.

Through Exempt Resolution No. 1319, of October 6, 2004 the Undersecretary of Telecommunications (Subtel) established supplementary services categories and assigned numbers to the respective categories of complementary services to which users can access through the public telephone network.

Public consultation regarding regulatory projects.

In July and August of 2004, Subtel initiated a process of public inquiries with the operators in the telecommunications sector for regulatory proposals for Network Unbundling and IP Telephony, respectively.

The Network Unbundling proposal (that was subjected to a new public inquiry in December), defines the services, their operating conditions and adds new services that modify the conditions already defined in the tariff decree, defining new obligations which renders additional burdens to companies subject to network unbundling (obligation to invest, new customer rights, discrimination in the obligations according to the technology used, etc.). Additionally, the obligation of resale is

Management’s Discussion and Analysis of the Consolidated Financial Statements	20

established for mobile companies and the resale conditions are regulated for wholesalers of alternative tariff plans offered by Telefónica CTC Chile. The Company participated in the mentioned public inquiries making its observations and formulating its legal objections, emphasizing that the majority of the proposals are a matter of law and not a matter of resolution, while other aspects of the regulatory proposal could not even be addressed as a law since they affect rights that are guaranteed by the Chilean Constitution.

The proposal for IP Telephony defines a special type of telephone service over broadband, which is provided over existing infrastructure and with lower regulatory requirements than traditional telephony (for example: the multicarrier system for domestic long distance is not applied). This discriminates against traditional local operators, for which different conditions apply in respect to the same service. The company along with other operators presented its observations and legal objections to the proposal, considering it among others, discriminatory as well as inhibitive of investment in new infrastructure and broadband.

As of June 30, 2005, Subtel has not ruled on the comments and legal objections made by the Company and other companies in the sector, nor has it sent the final wording of those regulations to the Chilean General Comptroller for legislative review.

Lawsuit against the State of Chile

On October 31, 2001, Telefónica CTC Chile, seeking to correct errors in Tariff Decree No. 187 of 1999, filed a motion for reconsideration with the Ministries requesting corrections to the 1999 Tariff Decree No. 187 . On January 29, 2002, the Ministries issued a joint rejection of this request, explaining that “having carefully evaluated, only the feasibility and timeliness of the petition made, considering the set of circumstances in the problem and the prudence that must orient public actions”, and that the rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Having exhausted all administrative remedies aimed at correcting the illegal actions taken in the tariff-setting process of May 1999, in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the Government in the amount of Ch$ 181,038,411,056 plus readjustments and interest, covering past and future damages incurred up to May 2004.

Proceedings are currently underway and expert reports have been presented on various aspects of the case supporting the position held by Telefónica CTC Chile. On March 29, 2005 the Court dictated a resolution summoning the parties to hear first instance sentencing – resolution that ends the discussion and evidence stage. This sentence should be dictated in the following months.

Voissnet makes an accusation before the National Economic Attorney General’s Office (“Fiscalía Nacional Económica”) and files lawsuit before the Antitrust Commission, both against Telefónica CTC Chile

On January 20, Telefónica CTC responded to the accusation made by Voissnet filed before the National Economic Attorney General’s Office for alleged events that in its opinion attempt against free competition, development and growth of Internet technology, fundamentally of broadband telephony, and access to broadband due to establishing the prohibition of carrying voice through the Internet access broadband services provided by Telefónica CTC.

On March 14, 2005 Telefónica CTC responded to the complaint filed by Voissnet before the

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Antitrust Commission (Tribunal de Defensa de la Libre Competencia”), hereafter TDLC, which is founded on the same facts that Voissnet indicated in the accusation filed before the National Economic Attorney General’s Office. Voissnet’s intention is for the TDLC to force Telefónica CTC to allow third parties to provide IP Telephony through the Internet using the ADSL owned by Telefónica.

Telefónica CTC rejected each and every part of the accusations made by the accuser, providing market, legal and regulatory information regarding development of the broadband market in Chile, stating that it has made considerable investments to develop broadband in Chile and has facilitated the participation of all ISP through an open model, and that it is not opposed to IP telephony, but rather to the anti-competitive practices that companies are attempting to use, taking advantage of investments made by others.

Telefónica CTC in turn filed a counterplea against Voissnet, in order for the Court to correct, prohibit and suppress the serious attempts against free competition incurred by that company, by providing telephone services to its subscribers without having the concession required by Law, or complying with the legal, regulatory and technical regulations applicable to telephony that are fulfilled by the public telephone service concessionaries, applying practices of “decreaming” (“descreme”) of customers of telephone concessionaries with a greater amount of traffic and which have the broadband service, and taking advantage of the existing infrastructure owned by the mentioned companies, without their authorization, and without any retribution or payment whatsoever for the use of the public telephone network and equipment used to provide broadband Internet access.

Subtel submitted the report requested by the TDLC in relation to the complaint presented by Voissnet, without making reference to the counterplea presented by Telefónica CTC, questioning the contractual restrictions imposed by Telefónica CTC.

Last April 8, Voissnet answered the counterplea filed by Telefónica CTC, requesting that it be rejected in all its parts. Through resolution dated June 1, 2005, the TDLC stated that there are no substantial, pertinent and disputed events, therefore the cause would not be received for the evidence stage, but a date would be directly set to examine the cause.

Telefónica CTC appealed the resolution of the TDLC as it considers that there are substantial, pertinent and disputed events that both parties must prove in the evidence stage, and which are determinant to the due resolution of this process and requested that the Commission annul the resolution and instead receive the cause for the evidence stage.

On June 22, 2005, the TDLC dismissed the appeal filed by Telefónica CTC, ratifying that in this cause only the legal aspects and not the factual aspects must be elucidated, summoning the parties to the allegations of the lawsuit for August 9, 2005.

Telephone Pole Support Tariff Setting

Telefónica CTC together with other telecommunications companies presented discrepancies before the Panel of Experts on Electric Law, regarding the tariffs for services corresponding to pole supports, proposing an annual tariff for each pole support of approximately 0.02 UF.

Likewise, the distribution companies also presented their discrepancies regarding the pole support tariffs of the National Energy commission to the Panel of Experts, proposing an annual tariff ranging from 0.4 to 0.5 UF for each support.

Management’s Discussion and Analysis of the Consolidated Financial Statements	22

On July 7, 2005 Telefonica CTC together with the rest of the telecommunications companies that formulated discrepancies to the Panel of Experts, presented their observations to the discrepancies formulated by the electric companies.

On July 8, 2005, the Panel of Experts received the allegations of the parties, including those of the telecommunications companies and the distribution companies.

It is expected that the Panel of Experts will issue their verdict during the first days of August 2005.

9. ANALYSIS OF MARKETS, COMPETITION AND RELATIVE PARTICIPATION

Relevant aspects of the industry.

During the second quarter of 2005, the Telecommunications industry maintained the dynamism that characterizes it, highlighting the evolution of the mergers and acquisitions processes of operators that began in 2004 and the continuity of tendency for changes in consumer habits of the customers of Telecommunications services.

It is estimated that lines in service as of June 2005 reached approximately 3.3 million reflecting a 4.5% increase in respect to the same period last year, likewise, voice services show annual variations of approximately –10% in local, -8.6% in DLD and –4.2% in ILD.

It is estimated that as of June 2005 the mobile telephone market reached a total of 10.5 million subscribers, which represents accumulated growth in the order of 26% in respect to June 2004.

The Internet market shows a migration from narrowband resulting in a 36% decrease in narrowband (total of 2,332 million minutes) and an increase of 37% in the Broadband market, which as of June 2005, reached 585 thousand accesses, 55% using ADSL technology.

Relevant aspects in the competitive arena.

Telefónica Móviles S.A. (TEM) acquired the assets of Bellsouth in Latin America and the mobile subsidiary of Telefónica CTC Chile.

On March 8, 2004, Telefónica Móviles S.A. announced a purchase agreement for the assets of Bellsouth Corporation in Latin America. This agreement includes Bellsouth’s mobile operations in Chile which operates on a 25 Mhz spectrum in the 800 Mhz band with TDMA and 10 Mhz in the 1900 Mhz band with CDMA.

On May 18, 2004, the Board of Directors of Telefónica CTC Chile unanimously approved the offer made by Telefónica Móviles S.A., to purchase 100% of the mobile subsidiary of Telefónica CTC Chile, subject to the approval of the Shareholders’ Meeting.

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On July 15, 2004 the Shareholders’ Meeting was held to decide on the sale of the mobile subsidiary of Telefónica CTC Chile, in which the shareholders made a counteroffer that meant that Telefónica Móviles S.A had to assume payment of the taxes derived from the operation.

On July 23, 2004 the sales contract was signed for all the shares of the subsidiary; with which, Telefónica CTC Chile no longer participates in the mobile business.

Telefónica Móviles S.A. consults the Bellsouth purchase with the Antitrust Commission

Telefónica Móviles S.A., subsidiary of Telefónica S.A. consulted with the Antitrust Commission in respect to the contract denominated “Stock Purchase Agreement” dated March 5, 2004, signed with Bellsouth Corporation, through which it acquires all the telephone assets of the latter within Central and South America, among which is its indirect participation in 100% of Bellsouth Chile S.A., current mobile telephone operator in the Chilean market.

On January 4, 2005 the Antitrust Commission approved the consultation of Telefónica Móviles S.A., subsidiary of Telefónica S.A., setting a series of conditions for the merger. One of these conditions directly affects Telefónica CTC Chile, establishing that, all joint offers for regular and mobile telephone services, commercialized by the merged company and which consider regular telephone services provided by Telefónica CTC Chile, will be understood as a joint offer made by Telefónica CTC Chile and therefore must be regulated by Decree No. 742 of the Undersecretary of Telecommunications of Chile, published on February 26, 2004.

On April 5, 2005 Telefónica Móvil S.A, subsidiary of Telefónica S.A. launched Movistar in Chile, grouping under this brand the mobile subsidiary acquired from Telefónica CTC Chile in July 2004 and the operations of Bellsouth acquired with the approval of the Antitrust commission in January 2005.

Liberty Media takes control of United Global Com, Head Office of VTR and request the merger of its operations in Chile.

On January 5, 2004 Liberty Media, owner of 50% of Metrópolis Intercom in association with the Claro Group, announced the takeover of the management of United Global Com, owner of 100% of VTR Chile. After that operation, Liberty requested that the Antitrust Commission analyze the possibility of merging VTR and Metrópolis Intercom. Both companies concentrate over 90% of the Pay TV market and are relevant competitors for Telefónica CTC Chile in the broadband market providing cable modem. Likewise, VTR is the second largest operator of local telephone services in the country.

On June 9, 2004 the National Economic Attorney General’s Office issued its report to the Antitrust Commission recommending authorization of the merger subject to compliance with a series of restrictions.

On October 25, 2004, the Antitrust Commission resolved to approve the merger of VTR and Metrópolis Intercom, requiring certain conditions, of distribution of contents, prices and quality of service and opening of cable network broadband to other ISP. These conditions are applied to ensure development of effective competition in the pay TV market in the short-term.

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On March 10, 2005 the Supreme Court of Chile authorized the merger of VTR and Metrópolis, however it considered that the operation could be an obstacle in the effective development of competition in the pay TV market in the short-term, therefore it subjected the operation to fulfillment of eight conditions, thus ratifying the Antitrust Commission’s decision in respect to the restrictions of the merger.

On July 1, VTR began unification of its programming offer for VTR and former Metropolis customers.

Telecom Italia sells its participation in ENTEL S.A.

On January 24, Almendral S.A communicated to the Superintendency of Securities and Insurance the completion of its negotiations with Telecom Italia, for the acquisition of its participation in Entel Chile.

On March 29, 2005, Almendral S.A. and its subsidiary Inversiones Altel Limitada, purchased from Telecom Italia International N.V., 5.86% and 48.9%, respectively, of the shares of ENTEL S.A. The price paid for the 54.76% of the shares is MUS$ 934, with a value of US$ 7.21 per share.

GTD made an offer to purchase Manquehue Net S.A.

On June 17, 2005, the Board of Directors of Manquehue Net S.A. received the purchase offer made by GTD Grupo Teleductos S.A. to the shareholders of Manquehue Net S.A. GTD Grupo Teleductos S.A. will perform a legal, tax, operating and accounting due diligence in respect to all the assets and liabilities of Manquehue.

Analysis of relative market share

Local Telephone Service.

This market contemplates providing local telephone services inside the primary areas, interconnection with other telecommunications companies and other unregulated local telephone services. Concessions granted by the Undersecretary of Telecommunications and the Ministry of Transport and Telecommunications (SUBTEL) are the entry barriers to this industry.

This market is currently shared by 12 companies with 13 brands, including 4 rural operators. Market penetration in terms of lines in service as of June 2005 is estimated to be 20.9 lines per 100 habitants. As of June 2005 Telefónica CTC Chile has approximately 73% of the fixed line market.

Long Distance.

This market contemplates communications services between primary areas (DLD) and international communications (ILD), also known as intermediate services.

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On March 9, 1994 Law No. 19,302 came into effect. It establishes the application of a multicarrier system for domestic and international long distance. This law allows local telephone operators to participate in the long distance market through an independent subsidiary subject to a series of requirements.

In this market there are currently 15 companies operating with 18 carrier codes. Traffic in the DLD market, through fixed telephone lines recorded a drop estimated at 11% during the second quarter of 2005 compared to the second quarter of 2004. In the same period a decrease of 5.2% of market ILD traffic is estimated. Telefónica CTC Chile, through its subsidiaries Telefónica Mundo 188 and Globus 120, reached an estimated 46.6% market share in domestic long distance and 32.4% in outgoing international long distance in the second quarter of 2005.

Corporate Communications.

This business area provides circuit and data services (Datared, E1, ATM, Frame Relay), IP network solutions, Hosting, ASP and advanced telecommunications solutions for companies with Internet service providers (ISPs). Likewise includes commercialization of advanced equipment (multiple lines and PABx, among others).

In this business Telefónica CTC Chile competes with 8 companies in the private services arena and in the hosting business with at least 10 companies, reaching a market share of revenues of approximately 47% as of the third quarter of 2004, including sales of advanced equipment to companies.

Mobile Communications.

Provides mobile communication services (cellular telephones, pagers, trunking and wireless data transmission). There are currently three mobile telephone operators, one smaller operator of satellite communications and one operator that offers digital trunking which is authorized to connect to the public mobile networks.

Telefónica CTC Chile stopped offering mobile telephone services in July 2004. It currently maintains the relationship with this sector through incoming and outgoing local telephone network services. Fixed-mobile traffic has experienced a growth of 8% from January to June 2005 in respect to the same period the previous year. The upward trend began in the second half of 2004 mainly due to the 27% decrease in access charges to mobile networks and the increase in mobile telephone subscribers. Mobile-fixed traffic increased by +4% in the same period.

Pay TV.

The pay television market is composed of two main competitors in a merger process (VTR and Metrópolis Intercom) who jointly have over 90% of the Pay TV market with 747,769 connections as of March 2005, two satellite operators and close to 20 Cable TV operators in specific areas, which altogether do not exceed 4% of the market share.

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Internet Access.

In this market there are currently approximately 35 ISPs operating effectively, with three of these concentrating 83% of switchboard traffic. IP traffic (switchboard) accumulated from January to June 2005 in the network of Telefónica CTC Chile reached the order of 1,749 million minutes, with a 31% drop with respect to the same period in 2004, mainly due to migration of users to broadband.

Telefónica CTC Chile continues with an intensive deployment of Internet access through ADSL broadband, directly to the customer and through a wholesale model in the ISP industry. As of June 2005, Telefónica CTC Chile broadband connections in service reached 247,551 with a growth of 51% in respect to June 2004, achieving an estimated broadband market share of 42% (Considering speeds equal to or exceeding 128 kbps).

Other Businesses.

Comprises the Public Telephone market, in which Telefónica CTC Chile participates through its subsidiary CTC Equipos. There are seven nationwide companies of which CTC Equipos, as of June 2005 has approximately 23% market share considering 9,940 public telephones. Additionally, Telefónica CTC Chile has another 15,841 community telephones installed.

On November 20, 2001 a new subsidiary was formed to commercialize and install security and monitoring systems for residential and corporate customers, providing surveillance services and any other service relating to the above. As of June 2005 it is estimated that Telefónica CTC Chile has a 29% market share in this service.

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10. ANALYSIS OF MARKET RISK

Financial Risk Coverage

With the attractive interest rates in certain periods, the Company has obtained financing abroad, denominated primarily in dollars and in certain cases, at a variable interest rate. For this reason the Company is exposed to two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate hedging instruments, the purpose of reducing the negative impact of the dollar, on its results. The percentage of interest bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are dollar/UF and dollar/peso exchange instruments.

As of June 30, 2005, the financial debt in currency of origin expressed in dollars was US$ 937 million, including US$731 million in financial liabilities in US dollars, US$131 million in debt denominated in “unidades de fomento” and US$75 million of debt in Chilean pesos. In this manner US$ 731 million corresponded to debt exposed directly to variations in the dollar.

Simultaneously, the Company had dollar/UF, dollar/peso exchange insurance and assets in dollars that resulted, (at the end of the first half of 2005) in average exposure of the financial debt in foreign currency of close to 0%.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to increases in interest rate.

As of June 30, 2005, the Company had debts at variable interest rates, Libor and TAB mainly for syndicated loans.

To protect the Company from increases in the variable (floating) interest rates, derivative financial instruments have been used, particularly Cross Currency Swap (which protect the Libor rate), to limit the future fluctuations of interest rates. As of June 30, 2005 this has allowed the Company to end up with an exposure of 30% of total interest bearing debt in original currency.